2/21

08000889

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 00034

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/25/08

082-00034

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

12-31-07
AR/S

21 February 2008

2007 Full Year Results and Strategy Update

A webcast providing commentary on the results and strategy by Chief Executive John Ellice-Flint and Chief Financial Officer Peter Wasow is available at www.santos.com

Financial summary

- **Production of 59.1 mmboe and sales revenue of $2.5 billion, in-line with forecast**
- **EBITDAX of $1,733 million, in-line with market consensus**
- **Net profit after tax of $441 million down 32%, negatively impacted by higher DD&A and one-off items**
- **Final dividend of 20 cents per share, full year dividend unchanged at 40 cents per share**
- **Strong 2007 reserves replacement ratio of 175% and 178% on a 1P and 2P basis respectively**
- **Contingent resources increased 15% to 2.6 billion boe**

Santos today reported earnings before interest, tax, depreciation, amortisation and exploration (EBITDAX) of $1,733 million and net profit after tax (NPAT) of $441 million for the year ended 31 December 2007.

The operating result, as measured by EBITDAX, was within analyst consensus expectations, and reflected a 3% decline in production volumes combined with an increase in the proportion of lower-margin gas produced.

Higher commodity prices were evident across Santos' portfolio, with the average gas price increasing by 6% to $3.95 per gigajoule. A 19% increase in US dollar oil price was offset by the stronger Australian dollar exchange rate. In Australian dollar terms, the oil price of $92.10 was 3% above 2006.

The NPAT result was lower than analyst estimates due largely to increased depreciation and depletion expense as a result of higher future development costs which are being felt across the industry. In addition, costs associated with the Moonie to Brisbane pipeline incident ($26 million), an $8 million loss on embedded derivatives in sales contracts and a small increase in provisioning for the Sidoarjo mudflow incident ($8 million) had an impact.

For the fourth successive year, Santos increased its year end reserves position.

Commenting on the 2007 results, Santos' Managing Director, Mr John Ellice-Flint said the Company's operating performance was broadly in line with its sales and production guidance provided at this time last year.

"Santos' operating performance in 2007 was sound, although the lower profit reflects industry cost pressures, which are impacting on operating expenses and expected future development costs.

"Historically, Santos' focus has been on the domestic Australian market, where we are the largest gas producer. Looking forward, our strategy will leverage our portfolio to the much higher prices and volumes available for our resources in Asia," he said.

Dividend

Santos' final dividend was maintained at 20 cents per share, fully franked. The final dividend will be paid on 31 March 2008 to registered shareholders as at 3 March 2008.

Total dividends declared during 2007 were 40 cents per share, unchanged from 2006.

Reserves Growth

A table detailing the reserves position as at 31 December 2007 is attached to this release.

On a proven (1P) basis, year-end reserves increased to 485 mmboe, after allowing for the 2007 production of 59.1 mmboe. This represents a 1P reserves replacement ratio (RRR) of 175% for 2007, and 178% on a 3 year rolling-average basis.

On a proven and probable (2P) basis, year-end reserves increased to 879 mmboe. This represents a 2P RRR of 178% for 2007, and 234% on a 3 year rolling-average basis.

Contingent resources increased by 15% to over 2.6 billion boe, or over 14.5 trillion cubic feet (tcf).

The reserves additions in 2007 were mostly from organic growth sources, with acquisitions and divestments being insignificant in the final result.

Commenting on this increase, Mr Ellice-Flint said, "Our reserve replacement performance over the last 3 years places us within the top quartile of our peer companies globally."

"And this rate of replacement is only half the story. Our replacement cost over the last 3 years has averaged A$12.33 per barrel as a result of our strategy to secure high quality resources early; before market or energy price discontinuities have made them more difficult or costly to capture." he said.

"Santos's mean contingent resources of over 14.5 tcf provide the opportunity to grow 2P reserves by over 300% from known discoveries.

"These contingent resources are clearly focussed on LNG opportunities, and with Gladstone LNG providing linkage between domestic and export prices, 100% of our contingent resources are now exposed to regional energy pricing.

"Coupled with rapid growth in Asian economies and the consequent growth in energy demand, timeframes to monetise gas resources are shortening, and as a result the inherent value of these resources is increasing."

Strategy Update

2008 marks a pivotal year in the implementation of Santos' strategy to gain exposure to global prices for our large scale resources, which will transform the Company through significant volume growth and margin expansion.

Sufficient coal seam gas now exists in eastern Australia for Santos to develop a large scale LNG export business. The creation of this export channel will underpin a fundamental shift in the value of Santos' eastern Australian gas resources as the arbitrage between Asian and domestic energy prices closes.

Santos was the early mover in recognising and capturing this opportunity, and has positioned itself by amassing a large, high quality coal seam gas resource position and by leading the development of an export LNG project at Gladstone.

The Gladstone LNG project represents the culmination of over two years of engineering and analysis, and Santos is well advanced in delivering this project. A freehold site for the liquefaction plant in the Port of Gladstone has been secured, pre-FEED discussions with engineering contractors are well advanced, federal environmental referrals for all aspects of the project have been lodged, and the project has been designated a project of State Significance by the Queensland Government.

Capital Investment

Total capital investment in 2007 was $1,307 million, unchanged from 2006.

The 2008 outlook is for higher capital investment totalling approximately $1,500 million, with the allocation reflecting a balance between near term production imperatives and the transformational growth projects which provide exposure to higher global pricing.

Near term projects to extend our base business include Henry, Reindeer, Kipper, Cooper Oil and Phase 2 of the Oyong field development.

Transformational projects include Gladstone LNG, coal seam gas exploitation and PNG LNG.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

In exploration, our 2008 plan of $200 million is focussed on a stronger, balanced, moderate risk, material exploration program in Australia and Asia.

The Santos strategy of focusing on Gladstone LNG benefits from strong government support, industry leading reserves and a proven track record of Coal Seam Gas production.

The increases in the Company's investment program necessary to execute the strategy will be funded from cash flow and portfolio rationalisation. Importantly, we have received strong preliminary interest from potential partners in relation to Gladstone LNG, and are evaluating the merits of introducing a suitable joint venture partner.

Sidoarjo Mudflow Incident Update

The Sidoarjo mud flow incident that occurred in May 2006 within the area of the Brantas Production Sharing Contract ("PSC") continues. Santos holds an 18% non-operated interest in the PSC. Efforts to contain and manage the mudflow are within the control of the Sidoarjo Mud Mitigation Agency appointed by the President of Indonesia.

The South Jakarta District Court recently dismissed a claim against a number of the defendants, including a Santos subsidiary, regarding the incident. The Court cited natural causes as the likely cause of the incident. The claimant has appealed the decision.

Santos, while not accepting any liability in relation to the incident, its ongoing management or any remediation of the area, has increased its provision for the incident by A$8 million in its 2007 accounts. Further detail is provided in note 3 to Santos' 2007 year end accounts.

Production Guidance and Outlook

Santos' 2008 guidance is for production of between 56 and 58 mmboe.

Beyond that, the Company anticipates a return to growth in 2009, followed by further increases in production in 2010 and beyond as CSG production ramps-up, and new projects such as Henry, Kipper, Chim-Sao (formerly named Blackbird) and Reindeer come on-line.

Looking forward to 2013/14, Santos anticipates a step change in production as the Gladstone LNG, PNG LNG and potentially Darwin LNG expansion projects come on-line. Revenue and margin growth will accelerate ahead of production growth as the Company's strategy to expose its large scale resource base to global pricing is realised.

2007 Year End Reserves summary attached.

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

APPENDIX A

The table below shows the breakdown of reserves as at 31 December 2007.

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Reserves year end 2006	3949	75	43	2895	819
Production	-242	-12	-4	-243	-59
Additions	551	16	4	330	117
Acquisitions/Divestments	13	0	0	0	2
Estimated reserves year end 2007	4271	79	43	2982	879

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) YEAR END 2007 BY AREA

Area	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Cooper Basin	783	39	11	1560	197
Onshore Northern Territory	113	2	1	0	23
Offshore Northern Territory	325	0	20	1011	84
Eastern Queensland	1667	0	0	14	287
Southern Australia	404	0	5	397	77
Carnarvon Australia	768	34	6	0	171
PNG	0	1	0	0	1
Indonesia	187	3	0	0	35
Bangladesh	24	0	0	0	4
Total	4271	79	43	2982	879

RESERVES (SANTOS SHARE)
(mmboe)

	Year End 2006	Production	Additions	Acq / Div	Year End 2007
1P Reserves	441	-59	100	3	485
2P Reserves	819	-59	117	2	879
2C Contingent Resources	2248	0	359	-12	2595

Note - 2C Contingent Resources previously called "Best Estimate Resources". Name has been changed to be consistent with the updated SPE/WPC/AAPG/SPEE Guidelines issued in March 2007

Ends

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

SANTOS LTD

Appendix 4E

Preliminary Final Report under ASX Listing Rule 4.3A

For the period ended 31 December 2007

ABN	Previous corresponding period
80 007 550 923	31 December 2006

Results for announcement to the market

				$A million
Revenue *	Down	9.4%	to	2,517.6
Underlying profit after tax	Down	27.5%	to	485.1
Profit after tax attributable to members	Down	31.5%	to	440.6
Net profit for the period attributable to members	Down	31.5%	to	440.6

Dividends	Amount per security	Franked amount per security at 30% tax
Interim Dividends		
Ordinary securities	20.0¢	20.0¢
Preference securities	$2.8592	$2.8592
Final Dividends		
Ordinary securities	20.0¢	20.0¢
Preference securities	$2.9983	$2.9983
Record date for determining entitlements to the dividends:	3 March 2008	

** Revenue includes sales and other revenue from continuing and discontinued operations.*

This report is based on financial statements which have been audited.

The 2007 Consolidated Financial Report, Commentary on Results and Media Release dated 21 February 2008 form part of and should be read in conjunction with this Preliminary Final Report (Appendix 4E).

Santos Ltd
Financial Commentary to Appendix 4E

The following comments should be read in conjunction with the Consolidated Financial Report for the Year ended 31 December 2007

1. Consolidated Income Statement

Net Profit for the period ($440.6 million, down by $202.8 million –31.5%)

Net profit after income tax decreased by $202.8 million to $440.6 million. Earnings per share for 2007 decreased by 33% to 68.9 cents.

An analysis of the change in net profit after tax is set out below.

Dividends

During the year Santos Ltd paid fully franked dividends of $235.1 million on ordinary shares and $33.5 million on redeemable convertible preference shares for a total of $268.6 million (2006: $268.5 million).

The Directors have declared a final dividend for 2007 of 20 cents per ordinary share, fully franked (2006: 20 cents, fully franked) and a preferential, non cumulative fully franked dividend of $2.9983 per redeemable convertible preference share, payable on 31 March 2008.

Product Sales ($2,488.5 million, down by $261.8 million or 9.5%)

Total sales revenue for the 12 months to 31 December 2007 was $2,488.5 million, down 9.5% on the previous record of $2,750.3 million achieved in 2006. The lower revenue reflects a 5.9 mmboe (9%) decrease in sales volumes ($332.5 million) and a 15% appreciation in the AUD/USD exchange rate ($252.0 million) partially offset by higher prices ($322.7 million). The 2006 comparative has been restated to exclude an $18.8 million embedded derivative gain which has been reclassified as a financial gain.

Crude oil sales of $1,036.8 million were $165.2 million lower primarily due to 16 % lower sales volumes ($196.1 million) arising from lower production from the Mutineer-Exeter field and the timing of shipments from other Offshore Australia fields. An increase in USD base oil prices ($187.8 million) was largely offset by the appreciation in the average AUD/USD exchange rates ($157.0 million).

Condensate/naphtha sales of $330.1 million decreased by $67.2 million due to a 14% decrease in sales volumes arising predominantly from the lower Bayu-Undan net entitlement following the shift from the Cost Recovery to Profit Oil phase in the PSC. Increased base USD prices ($42.7 million) were offset by the appreciation on the AUD/USD exchange rate ($49.9 million).

Liquefied petroleum gas ("LPG") revenues decreased by $29.3 million to $177.5 million due to 16% lower sales volumes also resulting from the lower Bayu-Undan net entitlement and lower Cooper Basin LPG production. Increased base USD prices ($29.5 million) were offset by the appreciation on the AUD/USD exchange rate ($26.8 million).

Sales gas, ethane and LNG revenues of $944.1 million were in line with 2006. Lower sales volumes (6%) were largely due to lower contracted gas sales into SA and NSW from the Cooper Basin offset by higher Bayu-Undan LNG sales. Gas prices in 2007 (including LNG) averaged $3.95/GJ compared with $3.71/GJ in 2006. The increase in average gas prices was due to higher average prices in both the eastern and western Australian gas markets partly offset by the higher AUD/USD exchange rate on Bayu-Undan LNG sales.

Other Income ($12.1 million, down by $51.8 million -81.1%)

Other income of $12.1 million includes a gain on sales of investments of $33.4 million resulting from sale of shares held in Queensland Gas Company, Methanol Australia and Icon Energy, and a $46.8 million adjustment to the Company's share of Bayu-Undan profits for the periods prior to 31 December 2006 following the redetermination of interests. This is largely offset by a $67.7 million loss on the sale of the Company's USA interests.

2006 also included $21.8 million of insurance recoveries in respect of the Sidoarjo mudflow incident.

Cost of Sales ($1,452.1 million, up by $114.7 million +8.6%)

- **Production Costs**
  - Field production costs of $448.8 million were $57.9 million higher than in 2006. Volume effects added $27.6 million to production costs and can be attributed to:
    - New sources of production ($26.6 million) reflecting commencement of production from Oyong, and Maleo and Darwin LNG producing for the full year; and
    - the net effect of acquisitions ($1.0 million).

    Cost increases added $35.3 million to production costs. These increases primarily resulted from the ramp up of CSG activity in 2007; higher Cooper Oil production optimisation and well repair program and increased trucking costs relating to the Moonie to Brisbane pipeline failure; and higher Bayu-Undan costs from the total plant and pipeline shutdown and increased equity, and higher Cooper Gas costs.

    Sale of the Company's USA assets resulted in reduced production costs of $5.0 million for 2007.
  - Product stocks increased by $33.8 million during 2007. This was predominantly due to higher crude inventories resulting from SWQ crude being trucked to Moomba following the closure of the Moonie to Brisbane pipeline and a build up of gas inventories in preparation for the Moomba plant outage over year end, and higher unit costs of production.

- **Pipeline Tariffs, Tolls and Other**
  Pipeline tariffs of $68.9 million are $18.1 million higher in 2007 due to remediation costs relating to the Moonie to Brisbane pipeline incident ($20.0 million) offset by a lower pro-rata share of Varanus Island plant tariffs ($2.0 million) resulting from higher external party throughput.

- **Royalties and Excise ($80.1 million, down $33.1 million -29.2%)**
  Royalties of $80.1 million are $33.1 million lower than in 2006 due to lower sales revenue and a refund of 2006 royalties ($9 million).

- **PRRT and Similar Taxes ($111.2 million, up $81.2 million +270.7%)**
  PRRT and other similar taxes of $111.2 million are $81.2 million higher primarily due to the utilisation of all brought forward deductible expenditure which resulted in higher PRRT expense and the commencement of Additional Profits Tax for Bayu-Undan.

- **Third Party Gas Purchases ($20.1 million, down $49.0 million -70.9%)**
  Gas purchases of $20.1 million are $49.0 million lower due to lower Cooper Basin gas purchases. In 2006 gas purchases were utilised to manage a step down in contract volumes and to build gas inventory for high demand winter months.

- **Depreciation and Depletion ($756.8 million, up by $66.9 million +9.7%)**
  - **Depletion**
    Depletion of $431.3 million is $8.0 million higher than in 2006. The benefits of reserves additions were outweighed by higher future development costs resulting in higher average depletion rates which increased depletion by $60.2 million, primarily for the Cooper Basin. Lower production volumes reduced depletion by $29.2 million. The sale of the Company's USA assets resulted in no depletion charges for 2007 (2006 $23.0 million).
  - **Depreciation**
    Depreciation of $325.5 million is $58.9 million higher than in 2006. A full year of production from Casino, Darwin LNG and Maleo, the commencement of Oyong production and the acquisition of Bangladesh interests added $14.2 million to depreciation. Additional field plant and equipment, particularly in the Cooper Basin; and accelerated depreciation on closure of the Moonie to Brisbane pipeline added $48.8 million.

Selling, General and Administrative Expenses ($89.6 million, up by $15.8 million +21.4%)

Selling, general and administrative expenses of $89.6 million are $15.8 million higher in 2007 principally due to costs related to business development activity.

Change in Fair Value of Financial Assets Designated at Fair Value through Profit or Loss ($11.9 million loss, 2006: $18.8 million gain)

An $11.9 million loss has been recorded in 2007 for the revaluation of derivatives embedded in sales contracts. The loss/(gain) on embedded derivatives has been disclosed separately in 2007. In 2006 the gain of $18.8 million was classified as part of product sales revenue.

Exploration and Evaluation Expensed ($234.8 million down by $113.0 million -32.5%)

Exploration and evaluation expenditure expensed in 2007 was $234.8 million (2006: $347.8 million). The amount expensed relates to studies, seismic and unsuccessful wells primarily in offshore Australia, Vietnam, Indonesia, Egypt and the Cooper Basin. A further $8.0 million has been expensed in respect of the Sidoarjo mudflow incident. Costs incurred in the evaluation of new ventures and exploration opportunities that have either not met Santos' internal investment criteria or not resulted in a successful bid have also been written off.

Financial Expenses ($152.7 million, up by $17.1 million +12.6%)

Interest expense has increased due to higher interest rates and higher average net debt. The weighted average interest rate for the Group (allowing for interest rate swap contracts) as at 31 December 2007 was 6.62% compared to 6.33% in 2006.

Income tax expense ($160.4 million, down by $160.9 million –50.1%)

The effective tax rate is 27% which is lower than the 2006 effective tax rate of 33% and the prime facie tax rate of 30%. Factors reducing the effective tax rate include the recognition of tax benefits on commencement of production in Sampang PSC, recoupment of capital losses on the sale of shares in Methanol Australia, QGC and Icon Energy and over provision of prior period tax. Partially offsetting these items are non-deductible losses from overseas operations, principally exploration and evaluation expensed.

2. Consolidated Balance Sheet

Overview

The Group's net assets decreased by $45.0 million (1.3%) during 2007 to $3,310.5 million principally as the $300 million share buy-back and dividends paid marginally exceeded profit for the year.

Assets

Current assets of $1,133.5 million were $73.0 million higher than in 2006 predominantly due to higher petroleum stock in the Cooper Basin ($38.5 million), additional interest rate swaps ($59.9 million), higher trade and other receivables ($119.9 million) partially offset by the reclassification of US exploration and evaluation assets and oil and gas assets to current assets available for sale in 2006 ($142.8 million).

Non-current assets were $6,186.7 million compared to $5,842.4 million at the end of 2006, an increase of $344.3 million. Capital expenditure in 2007 for exploration, delineation and development, capitalised increases in restoration provisions and acquisitions of oil and gas assets amounted to 1,438.3 million, of which $234.8 million was expensed in 2007 as unsuccessful exploration.

These increases were offset in part by depreciation and depletion charges of $759.3 million, and foreign currency translation of oil and gas assets of $92.9 million.

Current Liabilities

Current liabilities of $931.4 million were $177.4 million lower mainly due to $130.4 million of long-term notes maturing in 2007, repayment of commercial papers $65.0 million and a decrease in current tax liabilities of $183.0 million partially offset by higher trade and other payables $219.6 million.

Net Debt

Net debt of $1,895.5 million was $445.8 million higher than at the end of 2006 primarily as a result of the $300.0 million share buy-back undertaken during the year and acquisition activity.

The group's net debt / net debt plus equity ratio has increased from 30.2% in 2006 to 36.4% at the end of 2007.

Equity

Retained earnings decreased by $49.6 million to $1,251.8 million at year end. The decrease primarily reflects the 2007 net profit after tax of $440.6 million less dividends paid during the year of $268.6 million and the fully franked dividend component of the share buy-back $231.2 million.

Issued capital at 31 December 2007 was $2,331.6 million, an increase of $77.2 million and comprised:

- 586.0 million fully paid ordinary shares (2006: 598.5 million),
- 0.1 million ordinary shares paid to 1 cent (2006: 0.1 million), and
- 6.0 million redeemable convertible preference shares (2006: 6.0 million).

3. Consolidated Cash Flow Statement

Operating Cash Flows ($1,213.9 million inflow, decrease of $336.4 million - 21.7%)

Lower operating cash flows are a result of decreased sales volumes and increased payments for royalties, excise, PRRT and income taxes, partly offset by higher product prices and lower payments to suppliers.

Investing Cash Flows ($1,265.5 million outflow, higher by $4.4 million)

Capital expenditure payments increased by $104.4 million from $1,153.1 million in 2006 to $1,257.5 million in 2007 largely as a result of the timing of the work program and related payments.

The Company acquired controlling interests in the following subsidiaries during 2007 for $75.7 million:

- Petroleum Ventures B.V.
- Gidgealpa Oil Pty Ltd
- Bronco Energy Pty Ltd
- Cairn Energy Bangladesh Limited

In 2007 the Company received proceeds from the sale of non-current assets of $6.7 million (2006: $66.3 million). Proceeds from the sale of controlled entities of $73.4 million (2006: $nil) were received related to the disposal of operations in the USA.

The Company also received proceeds of $52.2 million (2006: $nil) from the sale of equity securities available for sale.

Financing Cash Flows ($54.3 million inflow, higher by $366.3 million)

The group paid $217.0 million of fully franked dividends during the year (2006: $231.7 million) and made net drawdowns of $479.5 million (2006: $86.0 million net repayments) resulting in an increase in the group's borrowings. Proceeds from issues of ordinary shares totalled $93.8 million (2006: $5.7 million).

Santos Ltd undertook an off-market buy-back of its ordinary shares, purchasing these shares for $302.0 million (2006: $nil), including transaction costs.

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD

(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)

AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2007

SANTOS LTD AND CONTROLLED ENTITIES

INCOME STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	CONSOLIDATED 2007 Continuing $million	CONSOLIDATED 2007 Discontinued $million	CONSOLIDATED 2007 Total $million	CONSOLIDATED 2006 Continuing $million	CONSOLIDATED 2006 Discontinued $million	CONSOLIDATED 2006 Total $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Product sales	2	2,458.4	30.1	2,488.5	2,689.1	61.2	2,750.3	974.3	1,187.1
Cost of sales	3	(1,446.3)	(5.8)	(1,452.1)	(1,302.2)	(35.2)	(1,337.4)	(643.3)	(703.3)
Gross profit		1,012.1	24.3	1,036.4	1,386.9	26.0	1,412.9	331.0	483.8
Other revenue	2	29.1	-	29.1	29.0	-	29.0	901.3	31.3
Other income	2	81.7	(69.6)	12.1	25.0	38.9	63.9	15.6	6.1
Other expenses	3	(317.8)	(20.5)	(338.3)	(325.4)	(92.7)	(418.1)	169.7	(401.4)
Operating profit/(loss) before net financing costs		805.1	(65.8)	739.3	1,115.5	(27.8)	1,087.7	1,417.6	119.8
Financial income	5	13.6	0.8	14.4	12.0	0.6	12.6	188.8	36.9
Financial expenses	5	(152.7)	-	(152.7)	(135.5)	(0.1)	(135.6)	(294.4)	(169.6)
Net financing (costs)/income		(139.1)	0.8	(138.3)	(123.5)	0.5	(123.0)	(105.6)	(132.7)
Profit/(loss) before tax		666.0	(65.0)	601.0	992.0	(27.3)	964.7	1,312.0	(12.9)
Income tax expense	6	(159.8)	(0.6)	(160.4)	(321.1)	(0.2)	(321.3)	(38.0)	(97.6)
Net profit/(loss) for the period		506.2	(65.6)	440.6	670.9	(27.5)	643.4	1,274.0	(110.5)
Attributable to:									
Minority interest		-	-	-	-	-	-	-	-
Equity holders of Santos Ltd		506.2	(65.6)	440.6	670.9	(27.5)	643.4	1,274.0	(110.5)
		506.2	(65.6)	440.6	670.9	(27.5)	643.4	1,274.0	(110.5)
Earnings per share attributable to the ordinary equity holders of Santos Ltd (¢)									
Basic earnings per share	24	80.0		68.9	107.4		102.8		
Diluted earnings per share	24	78.9		68.7	103.1		98.9		
Dividends per share ($)									
Ordinary shares	23			0.40			0.40		
Redeemable preference shares	23			5.5864			5.0575		

The income statements are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

BALANCE SHEETS

AS AT 31 DECEMBER 2007

		CONSOLIDATED		SANTOS LTD	
	Note	**2007 $million**	2006 $million	**2007 $million**	2006 $million
Current assets					
Cash and cash equivalents	8	200.5	158.7	56.8	52.8
Trade and other receivables	9	607.4	487.5	208.5	235.7
Inventories	10	241.5	167.4	115.9	75.0
Derivative financial instruments	11	84.1	36.1	-	1.3
		1,133.5	849.7	381.2	364.8
Assets classified as held for sale	7	-	210.8	-	-
Total current assets		1,133.5	1,060.5	381.2	364.8
Non-current assets					
Receivables	9	-	-	1,304.8	1,263.8
Exploration and evaluation assets	12	332.4	360.3	15.5	20.7
Oil and gas assets	13	5,584.4	5,232.7	1,650.1	1,719.5
Other land, buildings, plant and equipment	14	134.8	117.2	107.4	94.2
Available-for-sale financial assets	16	15.6	45.2	15.6	20.3
Other financial assets	17	32.7	11.9	3,488.4	2,841.7
Deferred tax assets	18	86.8	75.1	-	-
Total non-current assets		6,186.7	5,842.4	6,581.8	5,960.2
Total assets		7,320.2	6,902.9	6,963.0	6,325.0
Current liabilities					
Trade and other payables	19	661.4	441.8	642.9	562.9
Deferred income		12.0	6.4	1.7	1.7
Interest-bearing loans and borrowings	20	103.1	289.3	-	-
Current tax liabilities		30.5	213.5	28.7	207.8
Provisions	21	112.4	132.1	65.1	60.4
Other current liabilities	22	12.0	8.9	-	-
		931.4	1,092.0	738.4	832.8
Liabilities directly associated with assets classified as held for sale	7	-	16.8	-	-
Total current liabilities		931.4	1,108.8	738.4	832.8
Non-current liabilities					
Deferred income		8.8	11.3	-	-
Interest-bearing loans and borrowings	20	1,992.9	1,360.4	2,478.2	2,583.6
Deferred tax liabilities	18	525.6	517.5	54.1	65.3
Provisions	21	543.6	541.8	167.8	184.8
Other non-current liabilities	22	7.4	7.6	-	-
Total non-current liabilities		3,078.3	2,438.6	2,700.1	2,833.7
Total liabilities		4,009.7	3,547.4	3,438.5	3,666.5
Net assets		3,310.5	3,355.5	3,524.5	2,658.5
Equity					
Issued capital	23	2,331.6	2,254.4	2,331.6	2,254.4
Reserves	23	(272.9)	(200.3)	7.4	2.4
Retained earnings	23	1,251.8	1,301.4	1,185.5	401.7
Equity attributable to equity holders of Santos Ltd		3,310.5	3,355.5	3,524.5	2,658.5
Equity attributable to minority interest		-	-	-	-
Total equity		3,310.5	3,355.5	3,524.5	2,658.5

The balance sheets are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

		CONSOLIDATED		SANTOS LTD	
	Note	2007 $million	2006 $million	2007 $million	2006 $million
Cash flows from operating activities					
Receipts from customers		2,555.1	2,860.6	1,036.6	1,267.4
Dividends received		-	-	874.0	-
Interest received		14.2	12.6	188.7	36.9
Overriding royalties received		14.7	14.7	22.0	23.3
Insurance proceeds received		18.3	95.4	-	36.0
Pipeline tariffs and other receipts		83.0	29.2	2.0	49.4
Payments to suppliers and employees		(808.4)	(915.7)	(313.4)	(393.6)
Royalty, excise and PRRT (payments)/refunds		(150.0)	(94.2)	(56.3)	21.0
Borrowing costs paid		(128.4)	(119.0)	(280.6)	(156.6)
Income taxes paid		(384.6)	(333.3)	(231.1)	(282.9)
Net cash provided by operating activities	28	1,213.9	1,550.3	1,241.9	600.9
Cash flows from investing activities					
Payments for:					
Exploration and evaluation expenditure		(279.8)	(377.0)	(80.5)	(47.9)
Oil and gas assets expenditure		(919.4)	(721.2)	(324.3)	(267.9)
Other land, buildings, plant and equipment		(58.5)	(54.9)	(47.7)	(49.5)
Acquisitions of oil and gas assets		(33.5)	(113.6)	-	(14.8)
Acquisitions of controlled entities		(75.7)	(5.2)	(4.5)	-
Restoration expenditure		(34.4)	(35.0)	(2.7)	(4.2)
Share subscriptions in controlled entities		-	-	(245.2)	(176.0)
Other investing activities		3.5	(20.5)	(1.8)	(5.1)
Proceeds from disposal of non-current assets		0.6	66.3	-	16.1
Proceeds from disposal of discontinued operations:					
Non-current assets		6.1	-	-	-
Controlled entities		73.4	-	-	-
Proceeds from disposal of other investments		52.2	-	23.8	-
Net cash used in investing activities		(1,265.5)	(1,261.1)	(682.9)	(549.3)
Cash flows from financing activities					
Dividends paid		(217.0)	(231.7)	(217.0)	(231.7)
Proceeds from issues of ordinary shares		93.8	5.7	93.8	5.7
Off-market buy-back of ordinary shares		(302.0)	-	(302.0)	-
Repayments of borrowings		(1,703.1)	(1,592.8)	-	-
Drawdown of borrowings		2,182.6	1,506.8	-	-
Receipts from controlled entities		-	-	166.8	215.1
Payments to controlled entities		-	-	(296.4)	(52.9)
Net cash provided by/(used in) financing activities		54.3	(312.0)	(554.8)	(63.8)
Net increase/(decrease) in cash		2.7	(22.8)	4.2	(12.2)
Cash and cash equivalents at the beginning of the year		200.0	229.2	52.8	65.5
Effects of exchange rate changes on the balances of cash held in foreign currencies		(2.2)	(6.4)	(0.2)	(0.5)
Cash and cash equivalents at the end of the year	8	200.5	200.0	56.8	52.8

The cash flow statements are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES
STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Foreign exchange translation differences		(101.8)	(81.6)	-	-
Net gain on hedge of net investment in foreign subsidiaries		62.6	52.0	-	-
Change in fair value of available-for-sale financial assets, net of tax		17.4	7.6	14.7	(2.0)
Share-based payment transactions	30	5.2	2.6	5.2	2.6
Actuarial gain/(loss) on defined benefit plan, net of tax	29	4.4	(6.3)	4.4	(6.3)
Net income/(expense) recognised directly in equity		(12.2)	(25.7)	24.3	(5.7)
Transfers (net of any related tax):					
Transfer to profit on sale of available-for-sale financial assets		(23.6)	-	(9.7)	-
Transfer to profit on disposal of foreign operation		(27.2)	-	-	-
Profit/(loss) for the period		440.6	643.4	1,274.0	(110.5)
Total recognised income and expense for the period		377.6	617.7	1,288.6	(116.2)
Attributable to:					
Equity holders of Santos Ltd	23	377.6	617.7	1,288.6	(116.2)
Minority interest		-	-	-	-
		377.6	617.7	1,288.6	(116.2)

Other movements in equity arising from transactions with owners as owners are set out in note 23.

The statements of recognised income and expense are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

1. Significant Accounting Policies

The financial report of Santos Ltd ("the Company") for the year ended 31 December 2007 was authorised for issue in accordance with a resolution of the Directors on 21 February 2008.

Santos Ltd (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange ("ASX") and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 31 December 2007 comprises the Company and its controlled entities ("the Group").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Group and the Company comply with International Financial Reporting Standards ("IFRSs").

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments and available-for-sale financial assets, which are measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by Class Order 05/641 effective 28 July 2005) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Adoption of new accounting standards

The Group has adopted the following standards and interpretations, and all consequential amendments, which became applicable on 1 January 2007. Adoption of these standards and interpretations has only affected the disclosure in these financial statements. There has not been any impact on the financial position or performance of the Group.

- AASB 7 *Financial Instruments: Disclosures*
- AASB 101 *Presentation of Financial Statements (issued in October 2006)*
- AASB 2005-10 *Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)*
- Interpretation 10 *Interim Financial Reporting and Impairment*

The Group has also early adopted the amendments to Australian Accounting Standards as set out in AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*.

1. Significant Accounting Policies (continued)

(b) Basis of preparation (continued)

The following standards, amendments and interpretations were available for early adoption but have not been applied by the Group in these financial statements:

- AASB 8 — *Operating Segments*
- AASB 101 — *Presentation of Financial Statements (issued in September 2007)*
- AASB 123 — *Borrowing Costs*
- AASB 2007-1 — *Amendments to Australian Accounting Standards arising from Interpretation 11*
- AASB 2007-3 — *Amendments to Australian Accounting Standards arising from AASB 8*
- AASB 2007-6 — *Amendments to Australian Accounting Standards arising from AASB 123*
- AASB 2007-7 — *Amendments to Australian Accounting Standards*
- AASB 2007-8 — *Amendments to Australian Accounting Standards arising from AASB 101*
- Interpretation 11 — *Group and Treasury Share Transactions*
- Interpretation 14 — *AASB 119 - The Limit on A Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The Group plans to adopt the above standards from 1 January 2009 and the interpretations from 1 January 2008. The initial application of the standards and interpretations are not expected to have an impact on the financial results of the Company and the Group.

The following Australian Accounting Standards Board interpretation was also available for early adoption but has not been applied by the Company in these financial statements:

- Interpretation 1003 *Australian Petroleum Resource Rent Tax*

The interpretation specifies that Australian petroleum resource rent tax falls within the scope of AASB 112 *Income Taxes*, and is applicable to annual reporting periods ending on or after 30 June 2008. The Group plans to adopt the Interpretation from 1 January 2008.

Had PRRT and similar taxes been accounted for as an income tax under AASB 112, a deferred tax liability of $306.5 million would have been recognised (2006: deferred tax liability $210.0 million). Profit before tax would have increased by $116.6 million (2006: $44.8 million), the income tax expense attributed to these taxes would have been $213.1 million (2006: $251.3 million expense), and profit after tax would have decreased by $96.5 million (2006: $206.5 million decrease).

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been consistently applied by the Group.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition.

1. Significant Accounting Policies (continued)

(c) Basis of consolidation (continued)

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Minority interests
Minority interests in the net assets of consolidated entities are allocated their share of net profit after tax in the income statement, and are identified separately from the Group's equity in those entities. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Where the minority interest has losses greater than its equity interest in the consolidated subsidiary, the excess and any further losses applicable to the minority interest are allocated against the Group's interest. If the minority interest subsequently reports profits, the profits are allocated to the Group until the minority's share of losses previously absorbed by the Group have been fully recovered.

Jointly controlled assets
Santos' exploration and production activities are often conducted through joint venture arrangements governed by joint operating agreements, production sharing contracts or similar contractual relationships. A summary of the Group's interests in its significant joint ventures is included in note 27.

A joint venture characterised as a jointly controlled asset involves the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture. The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of expenses incurred. Each venturer has control over its share of future economic benefits through its share of jointly controlled assets.

The interests of the Company and of the Group in unincorporated joint ventures are brought to account by recognising in the financial statements the Group's share of jointly controlled assets, share of expenses and liabilities incurred, and the income from the sale or use of its share of the production of the joint venture in accordance with the revenue policy in note 1(x).

Jointly controlled entities
The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have contractual arrangements that establish joint control over the economic activities of the entities. The Group recognises its interest in jointly controlled entities using proportionate consolidation, by combining its share of the assets, liabilities, income and expenses of the joint venture with similar line items in the consolidated financial statements.

(d) Foreign currency

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognised in equity in the consolidated financial statements.

1. Significant Accounting Policies (continued)

(d) Foreign currency (continued)

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives that may be used are forward foreign exchange contracts, foreign currency swaps, interest rate swaps and commodity crude oil price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged, otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of commodity swap and option contracts is their quoted market price at the balance sheet date.

(f) Hedging

Fair value hedge

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

1. Significant Accounting Policies (continued)

(f) Hedging (continued)

Cash flow hedge
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedging is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding paragraph, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Hedge of monetary assets and liabilities
When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in a foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(g) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid, and the fair value of assets given, shares issued or liabilities incurred. The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the estimate of the costs of dismantling and removing the asset and restoring the site on which it is located determined in accordance with note 1(q).

Business combinations
All business combinations are accounted for by applying the purchase method.

The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

1. Significant Accounting Policies (continued)

(h) Exploration and evaluation expenditure

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geological area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual prospective oil or gas field.

Exploration and evaluation expenditure is recognised in relation to an area of interest when the rights to tenure of the area of interest are current and either:

(i) such expenditure is expected to be recovered through successful development and commercial exploitation of the area of interest, or alternatively, by its sale; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amounts of the Group's exploration and evaluation assets are reviewed at each balance sheet date, in conjunction with the impairment review process referred to in note 1(p), to determine whether any of the following indicators of impairment exist:

(i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned;

(iii) exploration for and evaluation of resources in the specific area has not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area; or

(iv) sufficient data exists to indicate that although a development is likely to proceed the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.

Where an indicator of impairment exists a formal estimate of the recoverable amount is made, and any resultant impairment loss is recognised in the income statement.

When a discovered oil or gas field enters the development phase the accumulated exploration and evaluation expenditure is transferred to oil and gas assets – assets in development.

1. Significant Accounting Policies (continued)

(i) Oil and gas assets

Oil and gas assets are usually single oil or gas fields being developed for future production or which are in the production phase. Where several individual oil or gas fields are to be produced through common facilities the individual oil or gas fields and the associated production facilities are managed and reported as a single oil and gas asset.

Assets in development
When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated the field enters its development phase. The costs of oil and gas assets in the development phase are separately accounted for as tangible assets and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

When commercial operation commences the accumulated costs are transferred to oil and gas assets – producing assets.

Producing assets
The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, pre-production development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with note 1(k).

Ongoing exploration and evaluation activities
Often the initial discovery and development of an oil or gas asset will lead to ongoing exploration for and evaluation of, potential new oil or gas fields in the vicinity with the intention of producing any near field discoveries using the infrastructure in place.

Exploration and evaluation expenditure associated with oil and gas assets is accounted for in accordance with the policy in note 1(h). Exploration and evaluation expenditure amounts capitalised in respect of oil and gas assets are separately disclosed in note 13.

(j) Land, buildings, plant and equipment

Land and buildings are measured at cost less accumulated depreciation on buildings, less any impairment losses recognised.

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of rotable spares and insurance spares that are purchased for back up or rotation with specific plant and equipment items. Similarly, the cost of major cyclical maintenance is recognised in the carrying amount of the related plant and equipment as a replacement only if it is eligible for capitalisation. Any remaining carrying amount from the cost of the previous major cyclical maintenance is derecognised. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation on buildings, plant and equipment is calculated in accordance with note 1(k).

(k) Depreciation and depletion

Depreciation charges are calculated to write-off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the Group. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of the asset is depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

1. Significant Accounting Policies (continued)

(k) Depreciation and depletion (continued)

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight-line method of depreciation on an individual asset basis from the date the asset is available for use.

The estimated useful lives for each class of onshore assets for the current and comparative periods are as follows:

- Buildings 20 - 50 years
- Plant and equipment
  - Computer equipment 3 - 5 years
  - Motor vehicles 4 - 7 years
  - Furniture and fittings 10 - 20 years
  - Pipelines 10 - 30 years
  - Plant and facilities 10 - 50 years

Depreciation of offshore plant and equipment is calculated using the units of production method on a cash-generating unit basis (refer note 1(p)) from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration, evaluation and subsurface development expenditure ("Sub-surface assets") over the life of the estimated Proven plus Probable ("2P") reserves in a cash-generating unit, together with future subsurface costs necessary to develop the hydrocarbon reserves in the respective cash-generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(l) Available-for-sale financial assets

Financial instruments held by the Group and the Company which are classified as being available for sale are stated at fair value, with any resultant gain or loss being recognised directly in equity.

The fair value of financial instruments classified as available for sale is their quoted bid price on the balance sheet date.

Financial instruments classified as available for sale are recognised/derecognised by the Group and the Company on the date it commits to purchase/sell the investments. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, consumables and maintenance and drilling tools used for ongoing operations, are valued at weighted average cost; and

1. Significant Accounting Policies (continued)

(m) Inventories (continued)

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in sub-surface reservoirs, are valued using the absorption cost method in a manner which approximates specific identification.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value, which in practice is the equivalent of cost, less any impairment losses.

Long-term receivables are discounted and are stated at amortised cost, less impairment losses.

Trade and other receivables are assessed for indicators of impairment at each balance sheet date. Where a receivable is impaired the amount of the impairment is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced through the use of an allowance account. Changes in the allowance account are recognised in profit or loss.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and have an original maturity of three months or less.

(p) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

Oil and gas assets, land, buildings, plant and equipment are assessed for impairment on a cash-generating unit ("CGU") basis. A cash-generating unit is the smallest grouping of assets that generates independent cash flows, and generally represents an individual oil or gas field. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Exploration and evaluation assets are assessed for impairment in accordance with note 1(h).

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Where a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

1. Significant Accounting Policies (continued)

(p) Impairment (continued)

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, an asset's estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

Reversals of impairment
An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired asset. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion, if no impairment loss had been recognised.

Impairment losses recognised on equity instruments classified as available-for-sale financial assets are not reversed.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restoration
Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

1. Significant Accounting Policies (continued)

(r) Employee benefits

Wages, salaries and annual leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long-term service benefits
Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The obligation is calculated using expected future increases in wage and salary rates and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the Group's obligations.

Defined contribution plans
The Company and several controlled entities contribute to a number of defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan
The Group's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains or losses that arise in calculating the Group's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

1. Significant Accounting Policies (continued)

(r) Employee benefits (continued)

Share-based payment transactions

The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the options were granted. The amount recognised as an expense is only adjusted when the options do not vest due to non-market related conditions.

The fair value of Share Acquisition Rights ("SARs") issued to eligible executives under the Executive Long-term Incentive Program is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the SARs. The fair value of the SARs granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the SARs were granted. The amount recognised as an expense is only adjusted when the SARs do not vest due to non-market related conditions.

The fair value of shares issued to eligible employees under the Santos Employee Share Acquisition Plan, to eligible executives and employees under the Santos Employee Share Purchase Plan, and new shares issued to non-executive directors under the Non-executive Director Share Plan, is recognised as an increase in issued capital on grant date.

(s) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fixed rate notes that are hedged by an interest rate swap are recognised at fair value (refer note 1(f)).

(t) Capitalisation of borrowing costs

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate (refer note 20).

Borrowing costs incurred after commencement of commercial operations are expensed.

(u) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(v) Trade and other payables

Trade and other payables are recognised when the related goods or services are received, at the amount of cash or cash equivalent that will be required to discharge the obligation, gross of any settlement discount offered. Trade payables are non-interest bearing and are settled on normal terms and conditions.

1. Significant Accounting Policies (continued)

(w) Share capital

Ordinary share capital
Ordinary share capital is classified as equity.

Preference share capital
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or it is redeemable only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Dividends
Dividends are recognised as a liability at the time the directors resolve to pay or declare the dividend.

Transaction costs
Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(x) Revenue

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and services tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue
Sales revenue is recognised on the basis of the Group's interest in a producing field ('entitlements' method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or on the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Dividends
Dividend revenue from controlled entities is recognised as the dividends are declared, and from other parties as the dividends are received.

Overriding royalties
Royalties recognised on farmed-out operating lease rights are recognised as revenue as they accrue in accordance with the terms of the overriding royalty agreements.

Pipeline tariffs and processing tolls
Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Group are recognised as revenue as they accrue in accordance with the terms of the tariff and tolling agreements.

Trading revenue
Trading revenue represents the net revenue derived from the purchase and subsequent sale of hydrocarbon products from third parties where the risks and benefits of ownership of the product do not pass to the Group, or where the Group acts as an agent or broker with compensation on a commission or fee basis.

1. Significant Accounting Policies (continued)

(y) Other income

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(z) Expenses

Government royalties, petroleum resource rent tax and similar taxes
Government royalties, petroleum resource rent tax ("PRRT") and similar taxes are recognised as an operating expense on an accruals basis when the related sales are recognised or related production takes place. The amount is recognised in accordance with government legislative requirements.

Operating lease payments
Operating lease payments, where the lessor effectively retains substantially all the risks and rewards incidental to ownership of the leased items, are recognised in the income statement on a straight line basis over the term of the lease.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, the unwinding of the effect of discounting on provisions, and interest receivable on funds invested.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(aa) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1. Significant Accounting Policies (continued)

(ab) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the amount of income tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet approach, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the appropriate tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Santos Ltd is the head entity in the tax-consolidated group. Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are allocated among the members of the tax-consolidated group using a 'stand-alone taxpayer' approach in accordance with Interpretation 1052 *Tax Consolidation Accounting* and are recognised in the separate financial statements of each entity. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

The Company and the other entities in the tax-consolidated group have entered into a tax funding agreement. Tax contribution amounts payable under the tax funding agreement are recognised as payable to or receivable by the Company and each other member of the tax consolidated group. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period under the tax funding agreement is different to the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period assumed by the Company, the difference is recognised as a contribution from (or distribution to) equity participants.

The Company and the other entities in the tax-consolidated group have also entered into a tax sharing agreement pursuant to which the other entities may be required to contribute to the tax liabilities of the Company in the event of default by the Company or upon leaving the tax-consolidated group.

1. Significant Accounting Policies (continued)

(ac) Discontinued operations and non-current assets held for sale

A discontinued operation is a component of the Group that has been disposed of, or is classified as held for sale, and that represents a major line of business or geographical area of operations, and is part of a single coordinated plan to dispose of such a line of business or area of operations. The results of discontinued operations are presented separately on the face of the income statement.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group) but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(ad) Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on management's judgement regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:

Estimates of reserve quantities
The estimated quantities of proven and probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

Exploration and evaluation
The Group's policy for exploration and evaluation expenditure is discussed in note 1(h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

The carrying amount of exploration and evaluation assets is disclosed in note 12.

1. Significant Accounting Policies (continued)

(ad) Significant accounting judgements, estimates and assumptions (continued)

Provision for restoration

The Group estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances the removal of these assets will occur many years in the future. The estimate of future removal costs therefore requires management to make judgements regarding the removal date, future environmental legislation, the extent of restoration activities required and future removal technologies.

The carrying amount of the provision for restoration is disclosed in note 21.

Impairment of oil and gas assets

The Group assesses whether oil and gas assets are impaired on a semi-annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the assets belong. The assumptions used in the estimation of recoverable amount and the carrying amount of oil and gas assets are discussed in notes 13 and 15.

Sidoarjo mudflow incident

The Group has raised a provision for potential remediation and related costs that may arise from the Sidoarjo mudflow incident. The amounts recognised and the basis of the estimate are discussed in note 3.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED 2007			CONSOLIDATED 2006			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2007 $million	2006 $million
2. Revenue and Other Income								
Product sales:								
Gas, ethane and liquefied gas	920.8	23.3	944.1	897.1	47.1	944.2	311.6	380.3
Crude oil	1,034.4	2.4	1,036.8	1,196.9	5.1	1,202.0	497.2	650.1
Condensate and naphtha	325.7	4.4	330.1	388.3	9.0	397.3	94.1	81.8
Liquefied petroleum gas	177.5	-	177.5	206.8	-	206.8	71.4	74.9
	2,458.4	30.1	2,488.5	2,689.1	61.2	2,750.3	974.3	1,187.1
Other revenue:								
Overriding royalties	12.9	-	12.9	15.5	-	15.5	20.2	24.2
Pipeline tariffs and tolls	4.4	-	4.4	3.2	-	3.2	-	(0.3)
Trading revenue	6.6	-	6.6	5.6	-	5.6	6.1	4.9
Dividends from controlled entities	-	-	-	-	-	-	874.0	-
Other	5.2	-	5.2	4.7	-	4.7	1.0	2.5
	29.1	-	29.1	29.0	-	29.0	901.3	31.3
Total revenue	2,487.5	30.1	2,517.6	2,718.1	61.2	2,779.3	1,875.6	1,218.4
Other income:								
Insurance recovery	2.4	-	2.4	21.8	-	21.8	-	-
Net gain on redetermination of unitised field	46.8	-	46.8	-	-	-	-	-
Net gain on sale of available-for-sale financial assets	33.4	-	33.4	-	-	-	13.9	-
Net loss on sale of discontinued operations *	-	(67.7)	(67.7)	-	-	-	-	-
Net (loss)/gain on sale of non-current assets	(0.9)	(1.9)	(2.8)	3.2	38.9	42.1	1.7	6.1
	81.7	(69.6)	12.1	25.0	38.9	63.9	15.6	6.1

* Includes impairment loss on measurement to fair value less costs to sell of $97.6 million, net of $27.2 million gain recycled into profit and loss on the reversal of associated amounts previously deferred in the foreign currency translation reserve.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED 2007			CONSOLIDATED 2006			SANTOS LTD	
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	2007	2006
	$million	$million	$million	$million	$million	$million	$million	$million
3. Expenses								
Cost of sales:								
Cash cost of production								
Production costs:								
Production expenses	377.9	3.0	380.9	325.2	8.0	333.2	115.3	112.4
Production facilities operating leases	67.9	-	67.9	57.7	-	57.7	27.7	35.3
	445.8	3.0	448.8	382.9	8.0	390.9	143.0	147.7
Other operating costs:								
Pipeline tariffs, tolls and other	68.9	-	68.9	50.8	-	50.8	23.1	24.4
Royalty and excise	77.3	2.8	80.1	109.0	4.2	113.2	30.8	40.8
PRRT and similar taxes	111.2	-	111.2	30.0	-	30.0	40.2	-
	257.4	2.8	260.2	189.8	4.2	194.0	94.1	65.2
Total cash cost of production	703.2	5.8	709.0	572.7	12.2	584.9	237.1	212.9
Depreciation and depletion	756.8	-	756.8	666.9	23.0	689.9	418.2	418.1
Third party gas purchases	20.1	-	20.1	69.1	-	69.1	3.7	67.0
Increase in product stock	(33.8)	-	(33.8)	(6.5)	-	(6.5)	(15.7)	5.3
Total cost of sales	1,446.3	5.8	1,452.1	1,302.2	35.2	1,337.4	643.3	703.3

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED 2007			CONSOLIDATED 2006			SANTOS LTD	
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	2007	2006
	$million	$million	$million	$million	$million	$million	$million	$million
3. Expenses (continued)								
Other expenses:								
Selling, general and administrative:								
Expenses	75.3	11.8	87.1	64.0	7.5	71.5	71.8	47.1
Depreciation	2.5	-	2.5	1.2	1.1	2.3	1.1	0.3
	77.8	11.8	89.6	65.2	8.6	73.8	72.9	47.4
Foreign exchange losses/(gains)	0.5	-	0.5	(0.8)	-	(0.8)	0.7	0.5
Change in fair value of financial assets designated at fair value through profit or loss	11.9	-	11.9	(18.8)	-	(18.8)	1.3	(1.3)
Fair value hedges, (gains)/losses:								
On the hedging instrument	(57.6)	-	(57.6)	15.5	-	15.5	-	-
On the hedged item attributable to the hedged risk	59.1	-	59.1	(15.7)	-	(15.7)	-	-
Exploration and evaluation expensed	226.1	8.7	234.8	268.8	79.0	347.8	54.2	19.9
Net impairment loss on oil and gas assets	-	-	-	11.2	5.1	16.3	56.6	2.9
Impairment loss on receivables due from controlled entities	-	-	-	-	-	-	25.3	6.3
Net impairment (reversal)/loss on investments in controlled entities	-	-	-	-	-	-	(380.7)	325.7
	317.8	20.5	338.3	325.4	92.7	418.1	(169.7)	401.4

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED 2007			CONSOLIDATED 2006			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2007 $million	2006 $million
3. Expenses (continued)								
Profit before tax includes the following:								
Depreciation and depletion:								
Depletion of sub-surface asset expenditure	431.3	-	431.3	400.3	23.0	423.3	265.7	296.7
Depreciation of plant and equipment	323.6	-	323.6	265.1	1.1	266.2	151.3	120.4
Depreciation of buildings	4.4	-	4.4	2.7	-	2.7	2.3	1.3
Total depreciation and depletion	759.3	-	759.3	668.1	24.1	692.2	419.3	418.4
Employee benefits expense	173.8	6.5	180.3	161.4	14.7	176.1	176.8	173.0
Net write-down of inventories	0.2	-	0.2	0.4	-	0.4	0.3	0.2
Operating lease rentals:								
Minimum lease payments	59.1	0.2	59.3	72.5	0.7	73.2	41.1	48.5
Contingent rentals	0.5	-	0.5	0.6	-	0.6	0.1	0.2
Amounts that are unusual because of their nature, size, or incidence:								
Remediation and related costs of the Moonie to Brisbane pipeline incident	38.0	-	38.0	-	-	-	-	-
Exploration and evaluation expensed includes amounts provided for potential remediation and related costs of the Sidoarjo mudflow incident	8.0	-	8.0	88.5	-	88.5	-	-

3. Expenses (continued)

Sidoarjo mudflow incident

The mud flow incident at the Banjar Panji-1 onshore exploration well located within the area of the Brantas Production Sharing Contract ("PSC") continues, with the total area affected presently being approximately 650 hectares. The cause of the incident is yet to be determined.

The Company, through its subsidiary Santos Brantas Pty Ltd ("STOB"), has a non-operated 18% interest in the Brantas PSC, which is operated by 50% participant Lapindo Brantas Inc ("Lapindo"). The other party to the PSC is an Indonesian company, PT Prakarsa Brantas ("Prakarsa"), formerly known as PT Medco E & P Brantas.

The flow of mud and water has resulted in significant property damage, the interruption of local infrastructure and the need to relocate a significant number of local villagers. Efforts to contain and manage the mudflow are continuing and are overseen by the Sidoarjo Mud Mitigation Agency ("the Agency", which was established by Regulation of the President of Indonesia Number 14 Year 2007, dated 8 April 2007).

During the year, STOB was named as one of a number of defendants (including Lapindo and relevant Government authorities) in a legal proceeding commenced in Indonesia by Wahana Lingkungan Hidup Indonesia (Friends of the Earth Indonesia - "WALHI") which sought various orders against the defendants. On 27 December 2007, the South Jakarta District Court dismissed WALHI's application citing natural causes as the likely cause of the incident. Santos understands that WALHI has filed an appeal against that decision with the relevant High Court in Indonesia. STOB will continue to vigorously defend the proceeding.

STOB has not admitted any liability in relation to the incident under the PSC, the Operating Agreement or at all. Nevertheless, STOB has supported Lapindo and the Agency in their efforts to manage the incident and assist the community. STOB has, subject to a full reservation of its legal rights, paid PSC cash calls of approximately US$28.5 million since May 2006.

The Board's prudent estimate of the costs that may arise relating to the incident reflects an assumption that a resolution will ultimately be reached as between the Government, Lapindo, the non-operating PSC parties (STOB and Prakarsa) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. It also assumes that the present conditions at the site of the incident will remain stable or improve over the longer term. These assumptions are based upon an updated assessment of information currently available, experience and events since May 2006 (including the WALHI decision and factors impacting a resolution) and progress associated with managing the mud flow.

The Company, while not accepting any liability in relation to the incident, its ongoing management or any remediation of the area, has previously raised a provision of US$72.0 million in relation to the incident resulting in approximately A$88.5 million expensed (at foreign exchange rates applying at the time). As part of its review of provisions for the financial year ended 31 December 2007, the Company considered it prudent to increase the provision in light of current information. The total provision (before costs already paid) has been increased to US$79.0 million representing an increase in the provision of US$7.0 million and resulting in A$8.0 million being expensed in the current period.

With the mudflow continuing, the complexity of the incident, and the need to consult with a number of interested parties (both public and private), the situation remains dynamic. Accordingly, there continues to be uncertainty surrounding the incident and its cost and other implications for the Group. There remains the possibility that resolution of these uncertainties may ultimately be on a different basis than presently assumed which could result in the costs borne by STOB being significantly different from the current estimate. The Company will continue to review the adequacy of the Group's provision in light of developments and available information.

3. Expenses (continued)

Sidoarjo mudflow incident (continued)

The Company's accounting policy in respect of insurance claims is to recognise insurance proceeds only when the insurers have granted indemnity or there is a high probability that indemnity will be granted. In accordance with this policy, the Group recognised an amount of A$21.8 million as insurance proceeds in 2006. The insurance proceeds include STOB's share of the US$25.0 million well control insurance received by the Joint Venture. The balance relates to the Company's own well control insurance. The Group has therefore recognised an amount that reflects progress claim payments received and likely to be received under the Company's own policy, while it continues to work towards a resolution with its insurers.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED 2007			CONSOLIDATED 2006			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2007 $million	2006 $million
4. Earnings								
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:								
Profit/(loss) before tax	666.0	(65.0)	601.0	992.0	(27.3)	964.7	1,312.0	(12.9)
Add back:								
Net financing costs/(income)	139.1	(0.8)	138.3	123.5	(0.5)	123.0	105.6	132.7
Earnings before interest and tax ("EBIT")	805.1	(65.8)	739.3	1,115.5	(27.8)	1,087.7	1,417.6	119.8
Add back:								
Depreciation and depletion	759.3	-	759.3	668.1	24.1	692.2	419.3	418.4
Exploration and evaluation expensed	226.1	8.7	234.8	268.8	79.0	347.8	54.2	19.9
Net impairment loss on oil and gas assets	-	-	-	11.2	5.1	16.3	56.6	2.9
Impairment loss on receivables due from controlled entities	-	-	-	-	-	-	25.3	6.3
Net impairment (reversal)/loss on investments in controlled entities	-	-	-	-	-	-	(380.7)	325.7
EBITDAX	1,790.5	(57.1)	1,733.4	2,063.6	80.4	2,144.0	1,592.3	893.0
5. Net Financing Costs								
Interest income:								
Controlled entities	-	-	-	-	-	-	186.2	34.2
Other entities	13.6	0.8	14.4	12.0	0.6	12.6	2.6	2.7
Financial income	13.6	0.8	14.4	12.0	0.6	12.6	188.8	36.9
Interest expense:								
Controlled entities	-	-	-	-	-	-	279.7	156.1
Other entities	129.5	-	129.5	120.3	0.1	120.4	0.6	0.9
Less borrowing costs capitalised	(6.3)	-	(6.3)	(14.5)	-	(14.5)	-	-
	123.2	-	123.2	105.8	0.1	105.9	280.3	157.0
Unwind of the effect of discounting on provisions	23.9	-	23.9	25.4	-	25.4	8.5	8.3
Interest expense on defined benefit obligation	5.6	-	5.6	4.3	-	4.3	5.6	4.3
Financial expenses	152.7	-	152.7	135.5	0.1	135.6	294.4	169.6
Net financing costs/(income)	139.1	(0.8)	138.3	123.5	(0.5)	123.0	105.6	132.7

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
6. Income Tax Expense				
Recognised in the income statement				
Current tax expense				
Current year	236.2	372.1	48.5	179.5
Adjustments for prior years	(23.2)	5.1	10.7	(0.4)
	213.0	377.2	59.2	179.1
Deferred tax expense				
Origination and reversal of temporary differences	(23.2)	(40.6)	(10.6)	(81.5)
Benefit of tax losses recognised	(19.2)	(15.3)	-	-
Adjustments for prior years	(10.2)	-	(10.6)	-
	(52.6)	(55.9)	(21.2)	(81.5)
Total income tax expense	160.4	321.3	38.0	97.6
Numerical reconciliation between tax expense and pre-tax net profit/(loss)				
Profit/(loss) before tax	601.0	964.7	1,312.0	(12.9)
Prima facie income tax at 30% (2006: 30%)	180.3	289.4	393.6	(3.9)
Increase in income tax expense due to:				
Non-deductible depreciation and depletion	3.5	6.1	25.5	2.2
Abandonment of exploration	-	-	-	1.9
Net impairment (reversal)/loss of investments in controlled entities	-	-	(114.2)	97.6
Foreign losses not recognised	38.5	41.3	-	-
Benefit arising from previously unrecognised tax losses that is used to reduce current tax expense	(10.1)	-	(6.6)	-
Dividends from controlled entities	-	-	(262.2)	-
Tax losses recognised	(19.2)	(15.3)	-	-
(Over)/under provided in prior years	(33.4)	5.1	0.1	(0.4)
Other	0.8	(5.3)	1.8	0.2
Income tax expense on pre-tax net profit/(loss)	160.4	321.3	38.0	97.6
Aggregate income tax expense is attributable to:				
Continuing operations	159.8	321.1	38.0	97.6
Discontinued operations	0.6	0.2	-	-
	160.4	321.3	38.0	97.6
Deferred tax charged/(credited) directly to equity				
Hedges of investments in foreign operations	26.8	23.0	-	-
Change in fair value of available-for-sale financial assets	(3.3)	3.8	1.5	(0.3)
Off-market share buy-back transaction costs	(0.6)	-	(0.6)	-
Actuarial gain/(loss) on defined benefit plan	1.9	(2.7)	1.9	(2.7)
	24.8	24.1	2.8	(3.0)

7. Discontinued operations

On 5 December 2006, the Company announced that a decision had been made to sell all of its exploration and production activities in the United States, part of the international reporting segment (refer note 34). The disposal of Burro Pipeline Inc was completed on 17 April 2007, and the sale of the remainder of the United States assets for US$70.0 million (A$85.6 million) was completed on 31 August 2007.

	2007 $million	2006 $million
The results of the discontinued operation for the year until disposal are presented below:		
Product sales	30.1	61.2
Cost of sales	(5.8)	(35.2)
	24.3	26.0
Other income	(1.9)	38.9
Other expenses	(20.5)	(92.7)
Operating profit/(loss) before net financing income	1.9	(27.8)
Net financing income	0.8	0.5
Gross profit/(loss)	2.7	(27.3)
Net loss on sale of discontinued operations	(67.7)	-
Loss before tax from discontinued operations	(65.0)	(27.3)
Income tax expense	(0.6)	(0.2)
Loss for the year from discontinued operations	(65.6)	(27.5)
The net loss on sale of discontinued operations is derived as follows:		
Cash proceeds	84.4	-
Non-cash proceeds	1.2	-
	85.6	-
Net assets disposed of and selling costs	(82.9)	-
Gains recycled from foreign currency translation reserve	27.2	-
Loss on measurement to fair value less costs to sell	(97.6)	-
Net loss on sale before income tax	(67.7)	-

7. Discontinued operations (continued)

	31 August 2007 $million	31 December 2006 $million
The net assets of the discontinued operation were as follows:		
Assets		
Cash and cash equivalents	4.9	41.3
Trade and other receivables	36.6	9.1
Inventories	15.2	17.6
Exploration and evaluation assets	17.2	21.1
Oil and gas assets	38.2	121.7
	112.1	210.8
Liabilities		
Trade and other payables	32.6	14.8
Provisions	1.7	2.0
	34.3	16.8
Net assets attributable to discontinued operations	77.8	194.0
Net cash inflow on disposal:		
Cash and cash equivalents consideration	84.4	
Less cash and cash equivalents disposed of	(4.9)	
Reflected in the consolidated cash flow statement	79.5	
The net cash flows are as follows:		
Operating activities	11.7	
Investing activities	44.3	
Net cash inflow	56.0	

8. Cash and Cash Equivalents

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Cash at bank and in hand	128.6	136.6	49.3	49.5
Call deposits	71.9	22.1	7.5	3.3
	200.5	158.7	56.8	52.8
Cash at bank and in hand attributable to discontinued operations (refer note 7)	-	41.3	-	-
Cash and cash equivalents in the cash flow statements	200.5	200.0	56.8	52.8

Bank balances and call deposits earn interest at floating rates based upon market rates.

The carrying amounts of cash and cash equivalents represent fair value.

Restricted cash balances
Barracuda Ltd, a wholly owned subsidiary incorporated in Papua New Guinea, has cash and cash equivalents at 31 December 2007 of US$14.5 million (2006: US$4.7 million) which can only be repatriated to Australia with the permission of the Internal Revenue Commission of Papua New Guinea in accordance with the financing plan submitted in respect of PDL 3.

Santos (BBF) Pty Ltd, a wholly owned Australian subsidiary, has cash and cash equivalents at 31 December 2007 of US$23.7 million (2006: US$12.6 million) that are held to cover obligations under a reserve-based facility.

	CONSOLIDATED		SANTOS LTD	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
9. Trade and Other Receivables				
Current receivables				
Trade receivables	429.0	370.2	145.2	172.1
Tax related balances owing by controlled entities	-	-	20.0	46.6
Non-trade receivables and prepayments	178.4	117.3	43.3	17.0
	607.4	487.5	208.5	235.7
The ageing of trade receivables at the reporting date was as follows:				
Less than 1 month	394.0	360.9	143.7	172.1
1 to 3 months	20.1	8.6	0.7	-
3 to 6 months	13.3	0.3	-	-
6 to 12 months	-	0.4	0.1	-
Greater than 12 months	1.6	-	0.7	-
	429.0	370.2	145.2	172.1

Trade receivables are non-interest bearing and settlement terms are generally within 30 days.

Trade receivables that are neither past due or impaired relate to a number of independent customers for whom there is no recent history of default.

Impaired receivables
At 31 December 2007 there were no current trade receivables that were impaired (2006: $nil).

The balance of the allowance for impairment in respect of trade receivables at 31 December 2007 was $nil (2006: $nil). There has been no movement in the allowance during the year.

	CONSOLIDATED		SANTOS LTD	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Non-current receivables				
Receivables due from controlled entities:				
Non-interest-bearing	-	-	29.1	601.7
Interest-bearing	-	-	1,275.7	662.1
	-	-	1,304.8	1,263.8

Receivables due from controlled entities are shown net of impairment losses of $25.3 million (2006: $6.3 million).

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

	CONSOLIDATED		SANTOS LTD	
	2007	2006	**2007**	2006
10. Inventories				
Petroleum products	165.4	113.5	86.7	55.4
Drilling and maintenance stocks	76.1	53.9	29.2	19.6
Total inventories at the lower of cost and net realisable value	241.5	167.4	115.9	75.0
Drilling and maintenance stocks included above that are stated at net realisable value	59.7	34.1	28.6	18.3

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
11. Derivative financial instruments				
Interest rate swap contracts	77.2	17.3	-	-
Fair value of embedded derivatives	6.9	18.8	-	1.3
	84.1	36.1	-	1.3

12. Exploration and Evaluation Assets

	CONSOLIDATED			SANTOS LTD		
	Sub-surface assets $million	***Plant and* equipment $million**	**Total $million**	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**
Balance at 31 December 2006	359.7	0.6	360.3	20.6	0.1	20.7
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5
Reconciliation of movements						
Balance at 1 January 2006	333.4	5.7	339.1	17.1	0.6	17.7
Acquisition of controlled entities	10.3	-	10.3	-	-	-
Acquisition of exploration and evaluation assets	46.2	-	46.2	-	-	-
Additions	230.4	-	230.4	17.8	-	17.8
Exploration and evaluation expensed	(97.2)	-	(97.2)	(14.3)	-	(14.3)
Disposals	(8.7)	(5.1)	(13.8)	-	(0.5)	(0.5)
Transfer to oil and gas assets	(114.9)	-	(114.9)	-	-	-
Assets included in discontinued operations (refer note 7)	(21.1)	-	(21.1)	-	-	-
Foreign currency translation	(18.7)	-	(18.7)	-	-	-
Balance at 31 December 2006	359.7	0.6	360.3	20.6	0.1	20.7
Balance at 1 January 2007	359.7	0.6	360.3	20.6	0.1	20.7
Acquisition of controlled entities	56.3	-	56.3	-	-	-
Acquisition of exploration and evaluation assets	11.5	-	11.5	-	-	-
Additions	311.9	-	311.9	95.2	-	95.2
Exploration and evaluation expensed	(226.1)	-	(226.1)	(54.2)	-	(54.2)
Disposals	(1.0)	(0.5)	(1.5)	-	-	-
Transfer to oil and gas assets	(163.3)	-	(163.3)	(46.2)	-	(46.2)
Foreign currency translation	(16.7)	-	(16.7)	-	-	-
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

13. Oil and Gas Assets

	CONSOLIDATED			SANTOS LTD		
2007	Sub-surface assets $million	Plant and equipment $million	Total $million	Sub-surface assets $million	Plant and equipment $million	Total $million
Cost at 31 December 2007	7,143.2	5,212.1	12,355.3	2,475.2	2,259.7	4,734.9
Less accumulated depreciation, depletion and impairment	(4,016.2)	(2,754.7)	(6,770.9)	(1,725.4)	(1,359.4)	(3,084.8)
Balance at 31 December 2007	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Reconciliation of movements						
Assets in development						
Balance at 1 January 2007	204.6	2.9	207.5	-	-	-
Additions	52.1	14.6	66.7	-	-	-
Transfer from exploration and evaluation assets	109.6	-	109.6	-	-	-
Transfer to producing assets	(133.0)	(14.1)	(147.1)	-	-	-
Foreign currency translation	(12.9)	(3.0)	(15.9)	-	-	-
Balance at 31 December 2007	220.4	0.4	220.8	-	-	-
Producing assets						
Balance at 1 January 2007	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Acquisition of controlled entities	50.5	-	50.5	-	-	-
Acquisition of oil and gas assets	20.9	-	20.9	-	-	-
Additions	447.8	413.2	861.0	160.4	176.4	336.8
Transfer from assets in development	133.0	14.1	147.1	-	-	-
Transfer from exploration and evaluation assets	53.7	-	53.7	46.2	-	46.2
Depreciation and depletion expense	(431.3)	(303.2)	(734.5)	(265.7)	(130.1)	(395.8)
Net impairment losses	-	-	-	(47.4)	(9.2)	(56.6)
Foreign currency translation	(19.9)	(40.4)	(60.3)	-	-	-
Balance at 31 December 2007	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Total oil and gas assets	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Comprising:						
Exploration and evaluation expenditure pending commercialisation	197.3	0.4	197.7	-	-	-
Other capitalised expenditure	2,929.7	2,457.0	5,386.7	749.8	900.3	1,650.1
	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

13. Oil and Gas Assets (continued)

	CONSOLIDATED			SANTOS LTD		
2006	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**
Cost at 31 December 2006	6,430.9	4,863.6	11,294.5	2,315.9	2,093.0	4,408.9
Less accumulated depreciation, depletion and impairment	(3,574.4)	(2,487.4)	(6,061.8)	(1,459.6)	(1,229.8)	(2,689.4)
Balance at 31 December 2006	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5
Reconciliation of movements						
Assets in development						
Balance at 1 January 2006	126.5	346.6	473.1	28.3	95.8	124.1
Additions	50.8	10.1	60.9	-	-	-
Transfer from exploration and evaluation assets	109.4	-	109.4	-	-	-
Transfer to producing assets	(67.0)	(353.8)	(420.8)	(28.3)	(95.8)	(124.1)
Exploration and evaluation expensed	(9.7)	-	(9.7)	-	-	-
Foreign currency translation	(5.4)	-	(5.4)	-	-	-
Balance at 31 December 2006	204.6	2.9	207.5	-	-	-
Producing assets						
Balance at 1 January 2006	2,462.3	1,857.1	4,319.4	902.7	701.2	1,603.9
Acquisitions of controlled entities	84.5	-	84.5	11.4	3.6	15.0
Additions	876.2	450.3	1,326.5	218.7	184.4	403.1
Transfer from assets in development	67.0	353.8	420.8	28.3	95.8	124.1
Transfer from exploration and evaluation assets	5.5	-	5.5	-	-	-
Disposals	(18.4)	-	(18.4)	(0.3)	(13.7)	(14.0)
Depreciation and depletion expense	(423.3)	(253.5)	(676.8)	(296.7)	(107.4)	(404.1)
Exploration expensed	(240.5)	-	(240.5)	(5.6)	-	(5.6)
Net impairment (losses)/ reversals	(18.2)	1.9	(16.3)	(2.2)	(0.7)	(2.9)
Assets included in discontinued operations (refer note 7)	(116.0)	(5.7)	(121.7)	-	-	-
Foreign currency translation	(27.2)	(30.6)	(57.8)	-	-	-
Balance at 31 December 2006	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Total oil and gas assets	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5
Comprising:						
Exploration and evaluation expenditure pending commercialisation	57.9	-	57.9	-	-	-
Other capitalised expenditure	2,798.6	2,376.2	5,174.8	856.3	863.2	1,719.5
	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5

14. Other Land, Buildings, Plant and Equipment

	CONSOLIDATED			SANTOS LTD		
	Land and buildings $million	**Plant and equipment $million**	**Total $million**	**Land and buildings $million**	**Plant and equipment $million**	**Total $million**
Cost at 31 December 2006	21.8	198.9	220.7	4.8	188.3	193.1
Less accumulated depreciation	(1.8)	(101.7)	(103.5)	(0.5)	(98.4)	(98.9)
Balance at 31 December 2006	20.0	97.2	117.2	4.3	89.9	94.2
Cost at 31 December 2007	27.1	236.1	263.2	4.8	224.9	229.7
Less accumulated depreciation	(2.5)	(125.9)	(128.4)	(0.6)	(121.7)	(122.3)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4
Reconciliation of movements						
Balance at 1 January 2006	12.2	61.3	73.5	5.5	46.3	51.8
Acquisition of controlled entities	-	-	-	-	-	-
Additions	11.9	47.3	59.2	1.1	55.7	56.8
Disposals	-	(0.1)	(0.1)	-	(0.1)	(0.1)
Depreciation	(4.1)	(11.3)	(15.4)	(2.3)	(12.0)	(14.3)
Balance at 31 December 2006	20.0	97.2	117.2	4.3	89.9	94.2
Balance at 1 January 2007	20.0	97.2	117.2	4.3	89.9	94.2
Additions	5.1	37.3	42.4	-	36.7	36.7
Depreciation	(0.5)	(24.3)	(24.8)	(0.1)	(23.4)	(23.5)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4

15. Impairment of Cash-generating Units

At 31 December 2007 the Group reassessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. As a result, the recoverable amounts of some cash-generating units were formally reassessed but no impairment write-downs were required.

Estimates of recoverable amounts are based on the assets value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates between 5.6% and 9.7% (2006: 6.3% and 9.1%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

	Consolidated			Santos Ltd		
CGU	Sub-surface assets $million	Plant and equipment $million	Total $million	Sub-surface assets $million	Plant and equipment $million	Total $million
2007						
Mutineer Exeter	-	-	-	39.3	8.6	47.9
Other – impairment losses	-	-	-	8.1	0.6	8.7
Australia	-	-	-	47.4	9.2	56.6
Impairment losses			-			56.6
Impairment reversals			-			-
Net impairment loss/(reversal)			-			56.6
2006						
Elang Kakatua	6.2	0.3	6.5	-	-	-
Other – impairment losses	6.6	0.8	7.4	2.2	0.7	2.9
Other - impairment reversals	(3.3)	(2.8)	(6.1)	-	-	-
Australia	9.5	(1.7)	7.8	2.2	0.7	2.9
International - other	3.4	-	3.4	-	-	-
Continuing operations	12.9	(1.7)	11.2	2.2	0.7	2.9
Discontinued operations	5.1	-	5.1	-	-	-
	18.0	(1.7)	16.3	2.2	0.7	2.9
Impairment losses			22.4			2.9
Impairment reversals			(6.1)			-
Net impairment loss/(reversal)			16.3			2.9

CGU	Description
Mutineer Exeter	Oil field
Elang Kakatua	Oil field

The Group has continued to carry forward capitalised exploration and evaluation expenditure of $55.5 million in respect of the Jeruk oil discovery in the Sampang PSC in East Java, Indonesia. Opportunities to commercialise Jeruk continue to be pursued; however, plans for additional appraisal drilling have been placed on hold pending the review of development scenarios and the resolution of commercial and technical issues that may impact the viability of any development.

At 31 December 2007 the recoverable amount of Jeruk was formally estimated by applying probabilistic assessments to potential future cash flows. This analysis indicated that the recoverable amount of Jeruk supports the carrying amount at 31 December 2007.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

16. Available-For-Sale Financial Assets

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Equity securities available for sale	15.6	45.2	15.6	20.3

Investments in equity securities available for sale consist of investments in ordinary shares listed on the Australian Securities Exchange, and have no fixed maturity date or coupon rate.

17. Other Financial Assets

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Investments in controlled entities	-	-	3,472.3	2,833.8
Other	32.7	11.9	16.1	7.9
	32.7	11.9	3,488.4	2,841.7

18. Deferred Tax Assets and Liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
Consolidated	**2007 $million**	2006 $million	**2007 $million**	2006 $million	**2007 $million**	2006 $million
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	-	-	306.4	358.8	306.4	358.8
Other investments	-	-	3.3	1.6	3.3	1.6
Trade receivables	-	(7.9)	5.7	-	5.7	(7.9)
Other receivables	-	-	0.1	-	0.1	-
Inventories	-	-	20.1	15.0	20.1	15.0
Prepayments	-	-	2.2	2.0	2.2	2.0
Other assets	-	-	-	9.7	-	9.7
Equity-raising costs	(0.6)	(1.3)	-	-	(0.6)	(1.3)
Trade payables	(6.6)	(7.8)	-	-	(6.6)	(7.8)
Interest-bearing loans and borrowings	-	-	87.1	91.1	87.1	91.1
Employee benefits	(19.3)	(18.3)	-	-	(19.3)	(18.3)
Defined benefit obligation	(3.4)	(5.5)	-	-	(3.4)	(5.5)
Provisions	(11.1)	(9.1)	-	-	(11.1)	(9.1)
Other items	-	-	73.4	34.3	73.4	34.3
Tax value of carry-forward losses recognised	(18.5)	(20.2)	-	-	(18.5)	(20.2)
Tax (assets)/liabilities	(59.5)	(70.1)	498.3	512.5	438.8	442.4
Set-off of tax	(27.3)	(5.0)	27.3	5.0	-	-
Net tax (assets)/liabilities	(86.8)	(75.1)	525.6	517.5	438.8	442.4

18. Deferred Tax Assets and Liabilities (continued)

Santos Ltd	Assets 2007 $million	Assets 2006 $million	Liabilities 2007 $million	Liabilities 2006 $million	Net 2007 $million	Net 2006 $million
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	-	-	83.9	111.7	83.9	111.7
Other investments	-	-	3.3	1.6	3.3	1.6
Trade receivables	-	(8.5)	5.0	-	5.0	(8.5)
Inventories	-	-	12.6	9.7	12.6	9.7
Other assets	-	-	-	0.9	-	0.9
Equity-raising costs	(0.6)	(1.3)	-	-	(0.6)	(1.3)
Employee benefits	(18.3)	(17.5)	-	-	(18.3)	(17.5)
Defined benefit obligation	(3.4)	(5.5)	-	-	(3.4)	(5.5)
Provisions	(8.2)	(6.2)	-	-	(8.2)	(6.2)
Other liabilities	-	(2.8)	-	-	-	(2.8)
Other items	(11.2)	-	-	0.2	(11.2)	0.2
Tax value of carry-forward losses	(9.0)	(17.0)	-	-	(9.0)	(17.0)
Tax (assets)/liabilities	(50.7)	(58.8)	104.8	124.1	54.1	65.3
Set-off of tax	50.7	58.8	(50.7)	(58.8)	-	-
Net tax liabilities	-	-	54.1	65.3	54.1	65.3

At 31 December 2007, temporary differences of $2,498.9 million (2006: $3,006.5 million) relating to investments in subsidiaries has not been recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Deductible temporary differences	75.8	40.3	-	-
Tax losses	72.8	124.5	27.8	38.8
	148.6	164.8	27.8	38.8

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits from. Unrecognised deductible temporary differences and tax losses of $44.9 million (2006: $83.9 million) will expire between 2008 and 2025. The remaining deductible temporary differences and tax losses do not expire under current tax legislation.

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
19. Trade and Other Payables				
Trade payables	432.4	341.4	180.6	136.2
Non-trade payables and accrued expenses	229.0	100.4	73.1	55.0
Amounts owing to controlled entities	-	-	389.2	371.7
	661.4	441.8	642.9	562.9

20. Interest-Bearing Loans and Borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 38.

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Current liabilities				
Bank loans - secured	1.4	9.0	-	-
Bank loans - unsecured	17.3	20.3	-	-
Commercial paper	64.6	129.6	-	-
Medium-term notes	19.8	-	-	-
Long-term notes	-	130.4	-	-
	103.1	289.3	-	-
Non-current liabilities				
Amounts owing to controlled entities	-	-	2,478.2	2,583.6
Bank loans - secured	46.4	52.5	-	-
Bank loans - unsecured	304.5	212.4	-	-
Medium-term notes	438.8	463.7	-	-
Long-term notes	1,203.2	631.8	-	-
	1,992.9	1,360.4	2,478.2	2,583.6

The amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of 9 years.

The Group has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 6.62% as at 31 December 2007 (2006: 6.33%). All borrowings are unsecured, with the exception of the secured bank loan, and arranged through a controlled entity, Santos Finance Ltd, and guaranteed by Santos Ltd.

20. Interest-Bearing Loans and Borrowings (continued)

Details of major credit facilities

(a) Bank loans - secured
A reserve-based lending facility for US$65.0 million was entered into in the 2006 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maleo and Kakap assets in Indonesia with a carrying amount at 31 December 2007 of A$131.6 million. The average rate for the year was 9.15%, and A$47.8 million was outstanding at the balance sheet date. The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2010.

(b) Bank loans - unsecured
The Group has access to the following committed revolving bank facilities:

Revolving facilities

Year of maturity	Currency	2007 A$million	2006 A$million
2007	Multi-currency	-	200.0
2008	Multi-currency	-	300.0
2009	Multi-currency	-	200.0
2011	Multi-currency	225.0	-
2012	Multi-currency	375.0	-
2013	Multi-currency	100.0	-
		700.0	700.0

Revolving bank facilities bear interest at the relevant interbank reference rate plus 0.25% to 0.43%. The amount drawn at 31 December 2007 is $130.0 million (2006: $nil).

Term bank loans

Year of maturity	Currency	2007 A$million	2006 A$million
2007	USD	-	20.3
2008	USD	17.3	19.1
2009	USD	21.4	23.7
2010	USD	22.2	24.4
2011	USD	22.9	25.3
2012	USD	19.7	21.9
2013	USD	16.4	18.2
2014	USD	17.3	19.2
2015	USD	17.7	19.6
2016	USD	18.0	20.0
2017	USD	18.9	21.0
		191.8	232.7

Term bank loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount outstanding at 31 December 2007 is US$168.1 million (A$191.8 million) (2006: US$183.9 million (A$232.7 million)) at a weighted average annual effective interest rate of 5.99% (2006: 6.22%).

20. Interest-Bearing Loans and Borrowings (continued)

(c) Commercial paper

The Group has an $800.0 million (2006: $800.0 million) Australian commercial paper program supported by the revolving bank facilities referred to in (b) above. At 31 December 2007, $64.6 million (2006: $129.6 million) of commercial paper is on issue and the weighted average annual effective interest rate is 7.59% (2006: 6.61%).

(d) Medium-term notes

The Group has a $1,000.0 million (2006: $1,000.0 million) Australian medium-term note program.

Medium-term notes on issue at 31 December 2007

Year of issue	Year of maturity	Effective Interest rate	2007 $million	2006 $million
1998	2008	8.04%	19.8	19.7
2005	2011	7.85% *	349.0	349.2
2005	2015	7.84%	89.8	94.8
			458.6	463.7

** Floating rate of interest.*

(e) Long-term notes

Long-term notes on issue at 31 December 2007

Year of issue	Year of maturity	Effective interest rate	2007 US$million	2006 US$million	2007 A$million	2006 A$million
2000	2007 to 2015	7.08%	203.1	303.4	231.8	384.0
2002	2009 to 2022	6.15%	307.3	298.9	350.7	378.2
2007	2017 to 2027	5.57%	544.0	-	620.7	-
			1,054.4	602.3	1,203.2	762.2

21. Provisions

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Current				
Liability for annual leave	23.7	21.6	22.9	20.8
Liability for long service leave	35.7	31.8	35.2	31.3
Restoration	51.5	77.0	5.5	6.6
Non-executive Directors' retirement benefits	1.5	1.7	1.5	1.7
	112.4	132.1	65.1	60.4
Non-current				
Liability for long service leave	3.5	2.7	3.2	2.5
Liability for defined benefit obligations (refer note 29)	16.3	26.3	16.3	26.3
Restoration	523.8	512.8	148.3	156.0
	543.6	541.8	167.8	184.8

21. Provisions (continued)

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

	Total restoration $million	Total Non-executive Directors' retirement benefits $million	Total $million
Consolidated			
Balance at 1 January 2007	589.8	1.7	591.5
Provisions made during the year	29.6	0.1	29.7
Provisions used during the year	(42.7)	(0.3)	(43.0)
Unwind of discount	23.9	-	23.9
Change in discount rate	(32.5)	-	(32.5)
Foreign currency fluctuations	7.2	-	7.2
Balance at 31 December 2007	575.3	1.5	576.8
Santos Ltd			
Balance at 1 January 2007	162.6	1.7	164.3
Provisions made during the year	(5.0)	0.1	(4.9)
Provisions used during the year	(2.7)	(0.3)	(3.0)
Unwind of discount	8.5	-	8.5
Change in discount rate	(9.6)	-	(9.6)
Balance at 31 December 2007	153.8	1.5	155.3

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

Non-executive Directors' retirement benefits

Agreements exist with the Non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. Such benefits ceased to accrue with effect from 30 June 2004. These benefits have been fully provided for by the Company.

In June 2007, the Board resolved to adopt a policy of indexation of these 'frozen' benefits to prevent further erosion of the "real" value. The entitlements are annually indexed to the 5 year Government bond rate.

During the year, a retirement payment was made to Mr M A O'Leary who retired as a Director in December 2006.

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
22. Other Liabilities				
Current				
Interest rate swap contracts	9.9	6.7	-	-
Other	2.1	2.2	-	-
	12.0	8.9	-	-
Non-current				
Other	7.4	7.6	-	-

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

23. Capital and Reserves

Reconciliation of movement in capital and reserves attributable to equity holders of Santos Ltd

Consolidated	Share capital $million	Translation reserve $million	Fair Value reserve $million	Retained earnings $million	Total equity $million
Balance at 1 January 2006	2,212.0	(184.3)	6.0	930.2	2,963.9
Movement per recognised income and expense statement	-	(29.6)	7.6	639.7	617.7
Share options exercised by employees	3.9	-	-	-	3.9
Shares issued	38.5	-	-	-	38.5
Dividends to shareholders	-	-	-	(268.5)	(268.5)
Balance at 31 December 2006	2,254.4	(213.9)	13.6	1,301.4	3,355.5
Balance at 1 January 2007	2,254.4	(213.9)	13.6	1,301.4	3,355.5
Movement per recognised income and expense statement	-	(66.4)	(6.2)	450.2	377.6
Share options exercised by employees	3.0	-	-	-	3.0
Shares issued	144.4	-	-	-	144.4
Share buy-back	(70.2)	-	-	(231.2)	(301.4)
Dividends to shareholders	-	-	-	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	(280.3)	7.4	1,251.8	3,310.5
Add: Minority interest	-	-	-	-	-
Total equity	2,331.6	(280.3)	7.4	1,251.8	3,310.5

Santos Ltd	Share capital $million	Translation reserve $million	Fair Value reserve $million	Retained earnings $million	Total equity $million
Balance at 1 January 2006	2,212.0	-	4.4	784.4	3,000.8
Movement per recognised income and expense statement	-	-	(2.0)	(114.2)	(116.2)
Share options exercised by employees	3.9	-	-	-	3.9
Shares issued	38.5	-	-	-	38.5
Dividends to shareholders	-	-	-	(268.5)	(268.5)
Balance at 31 December 2006	2,254.4	-	2.4	401.7	2,658.5
Balance at 1 January 2007	2,254.4	-	2.4	401.7	2,658.5
Movement per recognised income and expense statement	-	-	5.0	1,283.6	1,288.6
Share options exercised by employees	3.0	-	-	-	3.0
Shares issued	144.4	-	-	-	144.4
Share buy-back	(70.2)	-	-	(231.2)	(301.4)
Dividends to shareholders	-	-	-	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	-	7.4	1,185.5	3,524.5

23. Capital and Reserves (continued)

Share capital	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
585,964,352 (2006: 598,524,106) ordinary shares, fully paid	1,747.2	1,670.0	1,747.2	1,670.0
88,000 (2006: 88,000) ordinary shares, paid to one cent	-	-	-	-
6,000,000 (2006: 6,000,000) redeemable convertible preference shares	584.4	584.4	584.4	584.4
	2,331.6	2,254.4	2,331.6	2,254.4

In accordance with changes to the Corporations Law effective 1 July 1998, the shares issued do not have a par value and there is no limit on the authorised share capital of the Company.

Movement in fully paid ordinary shares	Note	2007 Number of shares	2006 Number of shares	2007 $million	2006 $million
Balance at the beginning of the year		598,524,106	594,301,771	1,670.0	1,627.6
Santos Employee Share Acquisition Plan	29(a)	100,650	114,356	1.3	1.2
Santos Employee Share Purchase Plan	30(a)	400	62,900	-	0.6
Shares issued on exercise of options	30(b)	455,398	586,702	3.0	3.9
Shares issued on vesting of Share Acquisition Rights	30(b)	-	127,850	-	-
Santos Executive Share Plan	30(c)	-	-	-	-
Non-executive Director Share Plan	30(d)	14,847	-	0.2	-
Dividend Reinvestment Plan	a	11,540,226	3,330,527	142.9	36.7
Off-market buy-back	b	(24,671,275)	-	(70.2)	-
Balance at the end of the year		585,964,352	598,524,106	1,747.2	1,670.0
Movement in redeemable convertible preference shares					
Balance at the beginning of the year	c	6,000,000	6,000,000	584.4	584.4
Shares issued		-	-	-	-
Share issue cost		-	-	-	-
Balance at the end of the year		6,000,000	6,000,000	584.4	584.4

The market price of the Company's ordinary shares on 31 December 2007 was $14.12 (2006: $9.87). Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the redeemable convertible preference shares.

(a) Dividend Reinvestment Plan

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of seven business days commencing on the business day after the Dividend Record Date. At this time, the Board has determined that no discount will apply.

23. Capital and Reserves (continued)

(b) Off-market buy-back

On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share. $70.2 million was debited against the Company's capital account (including $1.4 million transaction costs, net of tax) and $231.2 million was debited against retained earnings.

(c) Redeemable convertible preference shares

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

Redeemable convertible preference shareholders receive a floating preferential, non-cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed up basis), set at the Bank Bill Swap Rate for 180-day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(i) on a proposal:
  (1) to reduce the share capital of the Company;
  (2) that affects rights attached to the redeemable convertible preference shares;
  (3) to wind up the Company; or
  (4) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or

(iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

Capital risk management

The Group's objective when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintaining an efficient capital structure.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total interest-bearing loans and borrowings less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt. Equity includes redeemable convertible preference shares.

23. Capital and Reserves (continued)

During 2007 the Group's target was to maintain a gearing ratio below 45% and a BBB+ Standard & Poor's credit rating. The gearing ratios at 31 December 2007 and 31 December 2006 were as follows:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Total interest-bearing loans and borrowings (note 20)	2,096.0	1,649.7	2,478.2	2,583.6
Less: cash and cash equivalents (note 8)	(200.5)	(200.0)	(56.8)	(52.8)
Net debt	1,895.5	1,449.7	2,421.4	2,530.8
Total equity	3,310.5	3,355.5	3,524.5	2,658.5
Total capital	5,206.0	4,805.2	5,945.9	5,189.3
Gearing ratio	36.4%	30.2%	40.7%	48.8%

The increase in the gearing ratio resulted primarily from the $300.0 million share buy-back undertaken during the year.

Translation reserve
The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary and exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation.

Fair value reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Dividends

Dividends recognised during the year by the Company are:

	Dollars per share	Total $million	Franked/ unfranked	Payment date
2007				
Interim 2007 redeemable preference	$2.8592	17.1	Franked	2 Oct 2007
Final 2006 redeemable preference	$2.7272	16.4	Franked	2 Apr 2007
Interim 2007 ordinary	$0.20	115.4	Franked	2 Oct 2007
Final 2006 ordinary	$0.20	119.7	Franked	2 Apr 2007
		268.6		
2006				
Interim 2006 redeemable preference	$2.5275	15.2	Franked	2 Oct 2006
Final 2005 redeemable preference	$2.5300	15.2	Franked	31 Mar 2006
Interim 2006 ordinary	$0.20	119.2	Franked	2 Oct 2006
Final 2005 ordinary	$0.20	118.9	Franked	31 Mar 2006
		268.5		

Franked dividends paid during the year were franked at the tax rate of 30%.

23. Capital and Reserves (continued)

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

	Dollars per share	Total $million	Franked/ unfranked	Payment date
Final 2007 redeemable preference	$2.9983	18.0	Franked	31 Mar 2008
Final 2007 ordinary	$0.20	117.2	Franked	31 Mar 2008
		135.2		

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 31 December 2007 and will be recognised in subsequent financial reports.

	SANTOS LTD	
	2007 $million	2006 $million
Dividend franking account		
30% franking credits available to shareholders of Santos Ltd for future distribution, after adjusting for franking credits which will arise from the payment of the current tax liability at 31 December 2007	661.6	738.3

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.9 million (2006: $58.3 million).

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

24. Earnings per Share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of Santos Ltd (after deducting dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of Santos Ltd (after adding back the dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	CONSOLIDATED	
	2007 $million	2006 $million
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit attributable to ordinary equity holders of Santos Ltd from continuing operations	506.2	670.9
Net loss attributable to ordinary equity holders of Santos Ltd from discontinued operations	(65.6)	(27.5)
Net profit attributable to ordinary equity holders of Santos Ltd	440.6	643.4
Dividends paid on redeemable convertible preference shares	(33.5)	(30.4)
Earnings used in the calculation of basic earnings per share	407.1	613.0
Dividends paid on redeemable convertible preference shares	33.5	30.4
Earnings used in the calculation of diluted earnings per share	440.6	643.4

	2007	2006
	Number of shares	
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	590,505,305	596,176,555
Partly paid shares	65,864	63,763
Executive share options	818,109	654,780
Share acquisition rights	1,846,671	675,123
Redeemable convertible preference shares	48,354,101	52,942,374
Diluted earnings per share	641,590,050	650,512,595

Partly paid shares outstanding issued under the Santos Executive Share Plan; options outstanding issued under the Santos Executive Share Option Plan; Share Acquisition Rights ("SARs") issued to eligible executives, and redeemable convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

24. Earnings per Share (continued)

During the year, 455,398 (2006: 586,702) options, nil (2006: 127,850) SARs and nil (2006: nil) partly paid shares were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options, SARs and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 321,982 (2006: 391,882).

335,900 (2006: 280,500) options and 273,100 (2006: 212,350) SARs lapsed during the year. The diluted earning per share calculation includes that portion of these options and SARs assumed to be issued for nil consideration, weighted with reference to the date the options or SARs lapsed. The weighted average number included is 104,179 (2006: 139,619).

To calculate earnings per share amounts for the discontinued operation, the loss figure used in the numerator and the weighted average number of ordinary shares for both basic and diluted amounts are per the above tables.

	CONSOLIDATED	
	2007 cents	2006 cents
Earnings per share for continuing and discontinued operations		
Basic earnings per share:		
From continuing operations	80.0	107.4
From discontinued operations	(11.1)	(4.6)
	68.9	102.8
Diluted earnings per share:		
From continuing operations	78.9	103.1
From discontinued operations	(10.2)	(4.2)
	68.7	98.9

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

25. Consolidated Entities

Name	Country of incorporation
Santos Ltd (Parent Entity)	AUST
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd [2]	AUST
Basin Oil Pty Ltd	AUST
Boston L.H.F. Pty Ltd	AUST
Bridgefield Pty Ltd	AUST
Bridge Oil Developments Pty Limited [2]	AUST
Bronco Energy Pty Limited [4]	AUST
Canso Resources Pty Ltd	AUST
Coveyork Pty Ltd	AUST
Doce Pty Ltd	AUST
Fairview Pipeline Pty Ltd	AUST
Farmout Drillers Pty Ltd	AUST
Gidgealpa Oil Pty Ltd [4]	AUST
Kipper GS Pty Ltd	AUST
Controlled entity of Kipper GS Pty Ltd	
Santos Carbon Pty Ltd *(previously Crusader (Victoria) Pty Ltd)*	AUST
Moonie Pipeline Company Pty Ltd	AUST
Reef Oil Pty Ltd [2]	AUST
Santos Asia Pacific Pty Ltd	AUST
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	AUST
Santos (Warim) Pty Ltd	AUST
Santos Australian Hydrocarbons Pty Ltd	AUST
Santos (BOL) Pty Ltd [2]	AUST
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	AUST
Santos CSG Pty Ltd	AUST
Santos Darwin LNG Pty Ltd [2]	AUST
Santos Direct Pty Ltd	AUST
Santos Facilities Pty Ltd	AUST
Santos Finance Ltd	AUST
Santos (Globe) Pty Ltd	AUST
Santos International Holdings Pty Ltd	AUST
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Cairn Energy Bangladesh Limited [4]	UK
CJSC South Petroleum Company [1]	KGZ
Lavana Limited	PNG
Petroleum Ventures B.V. [4]	NL
Sanro Insurance Pte Ltd	SG
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos TPY Corp	USA
Controlled entities of Santos TPY Corp	
Santos Queensland Corp	USA
Santos TOG Corp	USA
Controlled entities of Santos TOG Corp	
Santos TOGA Pty Ltd	AUST
Controlled entity of Santos TOGA Pty Ltd	
Santos TPC Pty Ltd	AUST
Santos TPY CSG Corp	USA
Santos (Bawean) Pty Ltd	AUST
Santos (BBF) Pty Ltd	AUST
Controlled entities of Santos (BBF) Pty Ltd	
Santos (SPV) Pty Ltd	AUST
Controlled entities of Santos (SPV) Pty Ltd	
Novus Nominees Pty Ltd	AUST
Santos Brantas Pty Ltd	AUST
Santos (Madura Offshore) Pty Ltd	AUST
Santos UK (Kakap 2) Limited	UK
Santos (Donggala) Pty Ltd	AUST
Santos Egypt Pty Ltd	AUST
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	AUST
Santos International Ventures Pty Ltd *(previously Santos India Pty Ltd [3])*	AUST
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	AUST
Santos (Papalang) Pty Ltd	AUST
Santos (Popodi) Pty Ltd	AUST
Santos Vietnam Pty Ltd	AUST
Santos (JBJ1) Pty Ltd [3]	AUST
Controlled entities of Santos (JBJ1) Pty Ltd:	
Santos (JBJ2) Pty Ltd [3]	AUST
Santos (JBJ3) Pty Ltd [3]	AUST
Santos (JPDA 06-104) Pty Ltd	AUST
Santos (JPDA 91-12) Pty Ltd	AUST
Santos (NARNL Cooper) Pty Ltd	AUST
Santos (NGA) Pty Ltd [5]	AUST
Santos (N.T.) Pty Ltd	AUST
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	AUST
Santos Offshore Pty Ltd [2]	AUST
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MY
Santos Petroleum Pty Ltd [2]	AUST
Santos QNT Pty Ltd [2]	AUST
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd [2]	AUST
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd [2]	AUST
Santos Petroleum Operations Pty Ltd	AUST
TMOC Exploration Proprietary Limited	AUST
Santos QNT (No. 2) Pty Ltd [2]	AUST
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Associated Petroleum Pty Ltd [5]	AUST
Moonie Oil Pty Ltd	AUST
Petromin Pty Ltd	AUST
Santos (299) Pty Ltd [5]	AUST
Santos Exploration Pty Ltd	AUST
Santos Gnuco Pty Ltd [5]	AUST
Transoil Pty Ltd	AUST
Santos Resources Pty Ltd	AUST
Santos (TGR) Pty Ltd	AUST
Santos Timor Sea Pipeline Pty Ltd	AUST
Sesap Pty Ltd	AUST
Vamgas Pty Ltd [2]	AUST

1. *Beneficial interests in all controlled entities are 100%, except CJSC South Petroleum Company which is 70%.*
2. *Company is party to a Deed of Cross Guarantee. Refer note 37.*
3. *Company incorporated during the year.*
4. *Company acquired during the year. Refer note 26.*
5. *Company approved for liquidation.*

25. Consolidated Entities (continued)

Notes

Country of incorporation

AUST - Australia
BD Bangladesh
KGZ - Kyrgyz Republic
MY - Malaysia
NL Netherlands
PNG - Papua New Guinea
SG - Singapore
UK - United Kingdom
USA - United States of America

In the financial statements of the Company, investments in controlled entities are recognised at cost, less any impairment losses.

26. Acquisitions of Subsidiaries

During the financial year the following controlled entities were acquired and their operating results have been included in the income statement from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired	Purchase consideration	Contribution to consolidated profit since acquisition
		%	$million	$million
Petroleum Ventures B.V.	22 January 2007	100	14.1	(3.4)
Gidgealpa Oil Pty Ltd	7 June 2007	100	1.7	-
Bronco Energy Pty Ltd	25 June 2007	100	10.7	-
Cairn Energy Bangladesh Limited	25 October 2007	100	62.9	(0.6)

Petroleum Ventures B.V. holds a 37.5% interest in Block 12 Production Sharing Contract, covering approximately 5,160 square kilometres in the Nam Con Son Basin, offshore southern Vietnam. Santos acquired the share capital in Petroleum Ventures B.V. following the completion of a farm in agreement to fund a proportion of the costs of a two-well drilling program in 2006, and the receipt of necessary approvals from the Government of the Socialist Republic of Vietnam.

Gidgealpa Oil Pty Ltd holds a 4.9% interest in ATP 269P Coolum Block located in South West Queensland and is engaged in the exploration and production of oil.

Bronco Energy Pty Ltd holds interests in coal seam gas assets located in permits ATP 613P, ATP 735P, ATP 803P and ATP 804P in Eastern Queensland. The assets are not currently producing and the company has no operating revenue. The purchase price includes a performance payment of $3.0 million payable upon the existence of 2P reserves in the Permit Area such that Bronco Energy Pty Ltd's share of production of those reserves would be 100PJ, and a second performance payment of $5.0 million when Bronco Energy Pty Ltd's share of production of those 2P reserves would be 200PJ.

26. Acquisitions of Subsidiaries (continued)

Cairn Energy Bangladesh Limited holds a 37.5% interest in the Sangu gas field and a portfolio of interests in exploration acreage located offshore Bangladesh. The consideration for the acquisition comprises the initial payment of A$62.8 million, and contingent consideration of US$20 million payable in two tranches, the first tranche of US$10 million is payable on determination of the wells being a commercial success, and the second tranche of US$10 million is payable on first production. This acquisition has been provisionally accounted at the balance date, as all the required information has not yet been received from the vendor to enable the fair value of the net assets acquired to be finally determined.

If the acquisitions had occurred on 1 January 2007, there would have been a $27.8 million increase in Group revenue and net profit would have decreased by $16.1 million.

The acquisitions had the following effect on the Group's assets and liabilities.

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Cash and cash equivalents	7.4	-	7.4
Trade and other receivables	15.1	-	15.1
Exploration and evaluation assets	21.0	35.3	56.3
Oil and gas assets	32.8	17.7	50.5
Deferred tax assets	2.0	-	2.0
Trade and other payables	(24.7)	-	(24.7)
Deferred tax liabilities	(1.2)	(16.0)	(17.2)
Net identifiable assets and liabilities	52.4	37.0	89.4
Cost of the combination:			
Cash paid			80.4
Deferred consideration			8.0
Direct costs relating to the acquisitions			1.0
Total cost of the acquisitions			89.4
The cash outflow on acquisition is as follows:			
Cash paid			(80.4)
Net cash acquired with subsidiaries			7.4
Direct costs relating to the acquisitions			(1.0)
Deferred consideration paid			(1.7)
Net consolidated cash outflow			(75.7)

In 2006, the Group acquired 70% beneficial interest in CJSC South Petroleum Company for $10.5 million.

27. Interests in Joint Ventures

(a) The following are the significant joint ventures in which the Group is a joint venturer:

Joint venture	Cash-generating unit	Principal activities	% Interest
Oil and gas asssets - Producing assets			
Bayu-Undan Liquids	Bayu-Undan	Gas production	11.4 *
Bayu-Undan LNG	Bayu-Undan	Gas production	11.4 *
Casino	Casino	Gas production	50.0
Fairview	Fairview	Gas production	76.1
Madura PSC	Madura PSC	Gas production	67.5
Mereenie	Mereenie	Oil and gas production	65.0
John Brookes	John Brookes	Gas production	45.0
Mutineer-Exeter	Mutineer-Exeter	Oil production	33.4
Oyong	Sampang PSC	Oil and gas production	45.0
Sangu	Sangu PSC	Gas production	37.5
Stag	Stag	Oil and gas production	66.7
SA Fixed Factor Area	Cooper Basin	Oil and gas production	66.6
SWQ Unit	Cooper Basin	Gas production	60.1
Oil and gas assets - Assets in development			
Hides	Hides	Gas development	31.0
Kipper	Kipper	Gas development	50.0
Reindeer	Reindeer	Gas development	45.0
Exploration and evaluation assets			
Evans Shoal	-	Contingent gas resource	40.0
Jeruk	Sampang PSC	Oil resource	45.0

(b) The Group recognises its interests in the following jointly controlled entities using the proportionate consolidation method of accounting:

Joint venture entity	% Interest
Darwin LNG Pty Ltd	11.4 *
Fairview Power Pty Ltd	50.0
Easternwell Drilling Services Holdings Pty Ltd	50.0

* The Group's interest in the Bayu-Undan field increased from 10.6% to 11.4% in June 2007 as the result of a formal redetermination process.

27. Interests in Joint Ventures (continued)

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities, which are included in the consolidated financial statements using the proportionate consolidation method of accounting, are as follows:				
Current assets	46.0	70.6	-	-
Non-current assets	148.1	161.5	-	-
	194.1	232.1	-	-
Current liabilities	(62.9)	(19.2)	-	-
Non-current liabilities	(4.3)	(8.3)	-	-
Net assets	126.9	204.6	-	-
Revenue	98.2	90.5	-	-
Expenses	(96.0)	(70.3)	-	-
Profit before income tax	2.2	20.2	-	-

(c) The Group's share of capital expenditure commitments and minimum exploration commitments in respect of joint ventures are:

Capital expenditure commitments	287.4	264.0	154.4	101.5
Minimum exploration commitments	336.0	149.2	35.0	18.5

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
28. Reconciliation of Cash Flows from Operating Activities				
Profit/(loss) after income tax	440.6	643.4	1,274.0	(110.5)
Add/(deduct) non-cash items:				
Depreciation and depletion	759.3	692.2	419.3	418.4
Net impairment (reversal)/loss of investment in controlled entities	-	-	(380.7)	325.7
Impairment loss on receivables due from controlled entities	-	-	25.3	6.3
Exploration and evaluation expensed	234.8	347.8	54.2	19.9
Net impairment loss of oil and gas assets	-	16.3	56.6	2.9
Foreign exchange debt hedging losses/(gains)	1.5	(0.2)	-	-
Share-based payments expense	5.2	2.6	5.2	2.6
Borrowing costs capitalised	(6.3)	(14.5)	-	-
Unwind of the effect of discounting on provisions	23.9	25.4	8.5	8.3
Change in fair value of financial assets designated at fair value through profit and loss	11.9	(18.8)	1.3	(1.3)
Defined benefit plan expense	5.6	4.3	5.6	4.3
Foreign currency fluctuations	0.5	(0.8)	0.7	0.5
Net loss/(gain) on sale of non-current assets	2.8	(42.1)	(1.7)	(6.1)
Net gain on sale of available-for-sale financial assets	(33.4)	-	(13.9)	-
Net loss on sale of discontinued operations	67.7	-	-	-
Net cash provided by operating activities before changes in assets or liabilities	1,514.1	1,655.6	1,454.4	671.0
Add/(deduct) change in operating assets or liabilities net of acquisitions or disposals of businesses:				
(Increase)/decrease in trade and other receivables	(90.2)	23.2	(0.9)	75.0
Increase in inventories	(49.8)	(40.4)	(38.8)	(7.7)
Decrease/(increase) in other assets	2.1	(12.9)	(1.9)	15.4
Net decrease in deferred tax assets and deferred tax liabilities	(46.8)	(42.5)	(14.5)	(97.7)
(Decrease)/increase in current tax liabilities	(181.2)	30.2	(178.5)	(87.6)
Increase/(decrease) in trade and other payables	59.6	(95.6)	19.4	13.2
Increase in provisions	6.1	32.7	2.7	19.3
Net cash provided by operating activities	1,213.9	1,550.3	1,241.9	600.9

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million

29. Employee Benefits

(a) Liability for defined benefit obligations

Defined benefit members of the Santos Superannuation Plan receive a lump sum benefit on retirement, death, disablement and withdrawal. The defined benefit section of the Plan is closed to new members. All new members receive accumulation only benefits.

Defined benefit plan

	2007	2006	2007	2006
Amount recognised in the balance sheet:				
Deficit in plan recognised in non-current provisions (refer note 21)	16.3	26.3	16.3	26.3
Other non-current assets (refer note 17)	(4.9)	(7.9)	(4.9)	(7.9)
	11.4	18.4	11.4	18.4

Movements in the liability for net defined benefit obligations recognised in the balance sheet

	2007	2006	2007	2006
Liability at start of year	18.4	11.3	18.4	11.3
Expense recognised in income statement	5.6	4.3	5.6	4.3
Amount recognised in retained earnings	(6.3)	9.0	(6.3)	9.0
Employer contributions	(6.3)	(6.2)	(6.3)	(6.2)
Liability at end of year	11.4	18.4	11.4	18.4

Historical information for the current and previous periods

	CONSOLIDATED			
	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	161.8	158.2	129.5	126.5
Fair value of Plan assets	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	16.3	26.3	16.1	17.8
Experience adjustments on Plan assets	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments on Plan liabilities	(1.2)	17.5	(0.1)	(4.5)

	SANTOS LTD			
	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	161.8	158.2	129.5	126.5
Fair value of Plan assets	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	16.3	26.3	16.1	17.8
Experience adjustments on Plan assets	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments on Plan liabilities	(1.2)	17.5	(0.1)	(4.5)

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

29. Employee Benefits

(a) Liability for defined benefit obligations (continued)

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million
Reconciliation of the present value of the net defined benefit obligations				
Opening net defined benefit obligations	110.8	90.7	110.8	90.7
Service cost	6.4	5.4	6.4	5.4
Interest cost	5.6	4.3	5.6	4.3
Contributions by Plan participants	6.3	4.9	6.3	4.9
Actuarial (gains)/losses	(3.5)	13.4	(3.5)	13.4
Benefits paid	(11.0)	(6.2)	(11.0)	(6.2)
Taxes and premiums paid	(1.6)	(2.2)	(1.6)	(2.2)
Transfers in/(out)	0.2	0.5	0.2	0.5
Closing net defined benefit obligations	113.2	110.8	113.2	110.8
Reconciliation of the fair value of net Plan assets				
Opening fair value of net Plan assets	92.4	79.4	92.4	79.4
Expected return on Plan assets	6.4	5.5	6.4	5.5
Actuarial gains	2.8	4.4	2.8	4.4
Employer contributions	6.3	6.1	6.3	6.1
Contributions by Plan participants	6.3	4.9	6.3	4.9
Benefits paid	(11.0)	(6.2)	(11.0)	(6.2)
Taxes and premiums paid	(1.6)	(2.2)	(1.6)	(2.2)
Transfers in/(out)	0.2	0.5	0.2	0.5
Closing fair value of net Plan assets	101.8	92.4	101.8	92.4

Plan assets

The percentage invested in each asset class at the balance sheet date:

	CONSOLIDATED		SANTOS LTD	
	2007 %	2006 %	2007 %	2006 %
Australian equity	33	36	33	36
International equity	28	28	28	28
Fixed income	13	15	13	15
Property	9	8	9	8
Cash	17	13	17	13

29. Employee Benefits (continued)

(a) Liability for defined benefit obligations (continued)

Fair value of Plan assets

The fair value of Plan assets includes no amounts relating to:

- any of the Group's own financial instruments,
- any property occupied by, or other assets used by, the Group.

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million
Actual return on Plan assets				
Actual return on Plan assets	9.2	9.9	9.2	9.9

Expected rate of return on Plan assets

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each asset class and allowing for the correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for asset-based administration expenses has also been deducted from the expected return.

Principal actuarial assumptions at the balance sheet date (expressed as weighted average)	2007 % pa	2006 % pa
Discount rate	5.3	4.9
Expected rate of return on Plan assets	6.9	6.9
Expected average salary increase rate over the life of the Plan	6.0	6.9

The expected rate of return on Plan assets includes a reduction to allow for the administrative expenses of the Plan.

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million
Expense recognised in the income statements				
Service cost	6.4	5.4	6.4	5.4
Interest cost	5.6	4.3	5.6	4.3
Expected return on Plan assets	(6.4)	(5.4)	(6.4)	(5.4)
	5.6	4.3	5.6	4.3
The expense is recognised in the following line items in the income statements:				
Other expenses	-	-	-	-
Financial expenses	5.6	4.3	5.6	4.3
	5.6	4.3	5.6	4.3
Amount recognised in the statements of recognised income and expense				
Actuarial gains/(losses)	6.3	(9.0)	6.3	(9.0)
Tax effect	(1.9)	2.7	(1.9)	2.7
Actuarial gains/(losses)	4.4	(6.3)	4.4	(6.3)

29. Employee Benefits (continued)

(a) Liability for defined benefit obligations (continued)

Expected contributions
The Group expects to contribute $6.6 million to the defined benefit superannuation plan in 2008.

(b) Defined contribution plans

The Group makes contributions to several defined contribution plans. The amount recognised as an expense for the year was $8.5 million (2006: $5.7 million).

30. Share-based Payment Plans

(a) Current General Employee Share Plans

The Company currently operates two general employee share plans:

- the Santos Employee Share Acquisition Plan ("SESAP"); and
- the Santos Employee Share Purchase Plan ("SESPP").

Both of these plans have operated since 1997.

SESAP
Broadly, SESAP provides for permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) to be entitled to acquire shares under this Plan. Executives participating in the Executive Long-term Incentive Program in 2007, casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the Group to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who participate in the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

30. Share-based Payment Plans (continued)

(a) Current General Employee Share Plans (continued)

Summary of share movements in the SESAP during 2007 (and comparative 2006 information):

	OPENING BALANCE	GRANTED DURING THE YEAR		DISTRIBUTIONS DURING THE YEAR		CLOSING BALANCE	
Grant dates	Number	Number	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2007							
22 November 2004	127,002	-	-	127,002	1,679,902	-	-
18 November 2005	96,272	-	-	6,424	81,065	89,848	1,268,654
17 November 2006	113,620	-	-	8,464	107,105	105,156	1,484,803
20 November 2007	-	100,650	13.33	825	11,471	99,825	1,409,529
	336,894	100,650		142,715	1,879,543	294,829	4,162,986
2006							
2 September 2003	173,223	-	-	173,223	1,933,837	-	-
22 November 2004	137,006	-	-	10,004	116,798	127,002	1,253,510
18 November 2005	104,456	-	-	8,184	95,025	96,272	950,205
17 November 2006	-	114,356	10.88	736	7,481	113,620	1,121,429
	414,685	114,356		192,147	2,153,141	336,894	3,325,144

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the ASX during the one week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the ASX as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

The amounts recognised in the financial statements of the Group and the Company in relation to SESAP during the year were:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Employee expenses	1.3	1.2	1.3	1.2
Issued ordinary share capital	1.3	1.2	1.3	1.2

At 31 December 2007, the total number of shares acquired under the Plan since its commencement was 2,196,037.

SESPP

The general employee offer under SESPP is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long-term Incentive Program during the year will not be eligible to participate in that offer unless the Board otherwise decides.

30. Share-based Payment Plans (continued)

(a) Current General Employee Share Plans (continued)

SESPP (continued)

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the ASX during the one week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 20 November 2007, the Company issued 400 ordinary shares to 4 eligible employees at a subscription price of $14.93 per share under the Plan, being a 5% discount on the Market Value of $15.72. The total market price of those shares on the issue date was $5,280, being the market price at the close of trade on the date of issue ($13.20). The total amount received from employees for those shares was $5,972.

A summary of share movements in the SESPP are set out below:

	OPENING BALANCE	GRANTED DURING THE YEAR		RESTRICTION CEASED DURING THE YEAR		CLOSING BALANCE
Grant dates	Number	Number	Fair value per share $	Number	Date	Number
2007						
17 November 2006	62,900	-	-	62,900	17 November 2007	-
20 November 2007	-	400	15.72	-		400
	62,900	400		62,900		400
2006						
18 November 2005	49,800	-	-	49,800	18 November 2006	-
17 November 2006	-	62,900	10.48	-	-	62,900
	49,800	62,900		49,800		62,900

The fair value per share for shares granted during the year is Market Value (as defined above). The consideration received by the Company per share is Market Value less the discount of 5% referred to above.

The amounts recognised in the financial statements of the Group and the Company in relation to the general employee offer under the SESPP during the year were:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Issued ordinary share capital	-	0.6	-	0.6

At 31 December 2007, the total number of shares acquired under the general employee offer of the Plan since its commencement was 822,300.

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program

The Company's Executive Long-term Incentive Program provides for invitations to be extended to eligible executives selected by the Board.

The Program currently consists of an offer of securities under:

- the Santos Employee Share Purchase Plan ("SESPP"); and
- the Santos Executive Share Option Plan ("SESOP").

SESOP has operated since 1997 and the SESPP has been used as a component of executive compensation since 2003.

SARs and options

Each SAR and option is a conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.

SARs and options carry no voting or dividend rights until the performance conditions are satisfied and, in the case of options, when the options are exercised or, in the case of SARs, when the SARs vest.

CEO options
The Managing Director receives his long-term incentives in the form of options granted under the SESOP. Each option entitles Mr Ellice-Flint to acquire one fully paid ordinary share in the Company at a predetermined price, subject to satisfaction of vesting conditions. The grant size is determined by reference to the median grant size given to executives in similar roles in comparable companies.

No options were granted to Mr Ellice-Flint in 2007.

At the 2006 AGM, shareholder approval was given for the grant of three tranches of options to Mr Ellice-Flint as follows:

Tranche	Number of options	Performance period
1	500,000	4 May 2006 – 26 August 2007
2	1,000,000	4 May 2006 – 26 August 2008
3	1,000,000	4 May 2006 – 26 August 2009

The exercise price for the options granted is $11.36, being the volume weighted average price in the ten days up to and including 9 March 2006 as approved by shareholders on 4 May 2006.

Vesting of each tranche of options is based on two performance conditions, each applying to one half of the tranche:

- relative Total Shareholder Return ("TSR") against the ASX 100 at the beginning of the performance period; and
- relative TSR against a group of Australian and international exploration and production ("E&P") companies.

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

CEO options (continued)

At the time of grant, the Board considered the ASX 100 and E&P companies to be reasonable comparators against the market generally, and against Santos' peers. The E&P comparator group comprises: Anadarko Petroleum Ltd, Apache Corp, Australian Worldwide Exploration Ltd, Cairn Energy PLC, Chesapeake Energy Corp, EOG Resource Inc, Forest Oil Corp, Hardman Resources Ltd, Kerr McGee Corp, Murphy Oil Corp, Newfield Exploration Co, Nexen Inc, Noble Energy Inc, Oil Search Ltd, Pioneer Natural Resources Co, Pogo Producing Co, Premier Oil PLC, Talisman Energy Inc, Woodside Petroleum Ltd and XTO Energy Inc.

The options granted vest according to the following schedule:

Santos TSR percentile ranking	*% of grant vesting*
< 50th percentile	0%
= 50th percentile	50%
51st to 74th percentile	52% to 98% (additional 2% for each percentile improvement)
≥ 75th percentile	100%

Performance conditions may be re-tested quarterly during the 12-month period commencing on the earliest exercise date for a tranche. If the performance conditions are not satisfied at the end of that 12-month retesting period, the options in that tranche will lapse.

Consistent with the terms of his service agreement, the Managing Director's options may vest and become exercisable upon cessation of his employment, whether vesting occurs will depend on the circumstances - for example, where the Managing Director retires by mutual agreement with the Board, his outstanding options may vest and become exercisable at the Board's discretion. However, no options will vest or become exercisable where the Company terminates the Managing Director's employment for cause.

In addition, where an entity becomes entitled to more than 30% of the Company's total number of voting shares, the Managing Director will be entitled to exercise his outstanding options unless the Board, in its discretion, determines otherwise.

Tranche 1 options were tested against the performance conditions in 2007, with the following results:

	ASX 100 comparator group (applying to 250,000 options)	**E&P comparator group (applying to 250,000 options)**
Santos TSR ranking at 26 August 2007	22nd percentile	50th percentile
Santos TSR ranking at 26 November 2007 (first re-test)	40th percentile	50th percentile
Number of options exercisable	Nil	125,000

Tranche 1 options still not vested by 26 August 2008 will lapse.

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

CEO options (continued)

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

Option Grant	2007 CEO options	2006 CEO options Tranche 1	Tranche 2	Tranche 3
Fair value at grant date	-	$1.77	$1.94	$2.05
Share price on grant date	-	$11.48	$11.48	$11.48
Exercise price	-	$11.36	$11.36	$11.36
Expected volatility (weighted average)	-	23.0% pa	23.0% pa	23.0% pa
Option life (weighted average)	-	10 years	10 years	10 years
Expected dividends	-	3.3% pa	3.3% pa	3.3% pa
Risk free interest rates (based on government bond yields):	-			
Australia	-	5.4% pa	5.4% pa	5.4% pa
United States	-	3.6% pa	3.6% pa	3.6% pa
United Kingdom	-	4.5% pa	4.5% pa	4.5% pa

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

Eligible senior executives

The Company made two LTI grants to its senior executives in 2007. These were:

- a "Performance Grant" subject to satisfaction of performance conditions linked to delivery of sustained returns to shareholders; and
- a "Growth Award" that has a specific retention focus and is subject to a service condition.

Both the Performance Grant and the Growth Award were granted, at the executive's election, in the form of either SARs (under the SESPP) or Options (under the SESOP).

SARs and options were granted at no cost to the executives with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

Eligible senior executives (continued)
Vesting details of the Performance Grant and the Growth Award are summarised in the table below:

	Performance Grant	Growth Award
Vesting period	1 January 2007 to 31 December 2009.	1 July 2007 to 30 June 2010, except for Mr D J Knox (see below).
Vesting condition	Vesting of this grant is based on two performance conditions, each applying to 50% of the grant: - relative TSR against Australian and international E&P companies; and - an annualised compound absolute TSR target of 11% over the performance period. The E&P companies are: Anadarko Petroleum Ltd, Apache Corp, Australian Worldwide Exploration Ltd, Cairn Energy PLC, Chesapeake Energy Corp, EOG Resource Inc, Forest Oil Corp, Murphy Oil Corp, Newfield Exploration Co, Nexen Inc, Noble Energy Inc, Oil Search Ltd, Pioneer Natural Resources Co, Pogo Producing Co, Premier Oil PLC, Talisman Energy Inc, Woodside Petroleum Ltd and XTO Energy Inc.	For all senior executives except Mr D J Knox, vesting of the Growth Award is based on continuous service to 30 June 2010, or three years from the grant date. For Mr D J Knox, vesting of the Growth Award is based on continuous service to 2 September 2010, which is three years from his date of commencement with the Company.
Vesting schedule	<u>*Relative TSR condition*</u> <u>*Santos TSR Percentile Ranking*</u> — <u>*% of grant vesting*</u> <50th percentile — 0% = 50th percentile — 50% 51st to 74th percentile — 52% to 98% (additional 2% for each percentile improvement) ≥ 75th percentile — 100% <u>*Absolute TSR condition*</u> 0% if annualised compound TSR is less than 11%. 100% if annualised compound TSR is 11% or greater.	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
Exercise price	$14.14 for options, being the volume weighted average price in the week up to and including the grant date of 1 July 2007. SARs have no exercise price.	As for Performance Grant.
Re-testing of performance conditions	There is no re-testing of the performance conditions if they are not satisfied.	Not applicable.

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

Eligible senior executives (continued)
Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable.

Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.

During the financial year, the Company granted 421,200 options over unissued shares as set out below.

	2007		2006	
	Weighted average exercise price	Number	Weighted average exercise price	Number
Outstanding at the beginning of the period	$8.76	2,448,826	$7.47	2,418,328
Granted during the period	$13.82	421,200	$10.48	897,700
Forfeited during the period	-	(335,900)	-	(280,500)
Exercised during the period	$6.57	(455,398)	$9.81	(586,702)
Outstanding at the end of the period	$10.27	2,078,728	$8.76	2,448,826
Exercisable at the end of the period	$7.23	180,128	$6.67	435,526

The options outstanding at 31 December 2007 have an exercise price in the range of $6.95 to $14.14, and a weighted average contractual life of 9.6 years.

During the year 455,398 options were exercised (2006: 586,702). The weighted average share price at the dates of exercise was $13.96 (2006: $9.81).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The amounts recognised in the financial statements of the Group and the Company in relation to executive share options exercised during the financial year were:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million
Issued ordinary share capital	3.0	3.9	3.0	3.9

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

Eligible senior executives (continued)

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

	2007			2006
	Performance Award	Growth Award		Performance Award
Option Grant	**E1**	**GA1**	**GA2**	D
Fair value at grant date	$3.32	$3.87	$1.97	$0.76
Share price on grant date	$13.94	$13.94	$13.25	$10.27
Exercise price	$14.14	$14.14	$12.81	$10.48
Expected volatility (weighted average)	24.2% pa	24.2% pa	23.9% pa	22.0% pa
Option life (weighted average)	10 years	10 years	10 years	10 years
Expected dividends	3.5% pa	3.5% pa	3.5% pa	3.9% pa
Risk free interest rate (based on government bond yields):				
Australia	6.26% pa	6.26% pa	6.26% pa	6.00% pa
United States	5.00% pa	n/a	n/a	4.50% pa
United Kingdom	5.36% pa	n/a	n/a	4.75% pa

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

During the financial year, the Company granted 880,000 SARs as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs	
	2007	2006
Outstanding at the beginning of the period	758,900	809,500
Granted during the period	880,000	289,600
Forfeited during the period	(273,100)	(212,350)
Vested during the period	-	(127,850)
Outstanding at the end of the period	1,365,800	758,900
Exercisable at the end of the period	-	219,300

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

30. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

SARs and options (continued)

Eligible senior executives (continued)

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

	2007			2006
	Performance Award		Growth Award	Performance Award
SARs grant	E1	E2	GA1	D
Fair value at grant date	$9.95	$9.16	$12.78	$2.86
Share price on grant date	$13.94	$13.25	$13.94	$10.27
Exercise price	-	-	-	-
Expected volatility (weighted average)	24.2% pa	23.9% pa	24.2% pa	22.0% pa
Right life (weighted average)	10 years	10 years	10 years	10 years
Expected dividends	3.5% pa	3.5% pa	3.5% pa	3.9% pa
Risk free interest rate (based on government bond yields):				
Australia	6.26% pa	6.26% pa	6.26% pa	6.00% pa
United States	5.00% pa	4.55% pa	n/a	4.50% pa
United Kingdom	5.36% pa	5.75% pa	n/a	4.75% pa

The amounts recognised in the income statements of the Group and the Company during the financial year in relation to equity grants issued under the Executive Long-term Incentive Program were:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Employee expenses:				
CEO options	1.9	1.4	1.9	1.4
Executive share options	0.7	0.5	0.7	0.5
SARs	2.6	0.7	2.6	0.7
	5.2	2.6	5.2	2.6

Shares

The shares allocated pursuant to the SESPP were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined below) and the trustee was funded by the Company to subscribe for the shares.

In general the shares were restricted for a period of one year from the date of allotment. If a participating executive ceased employment during this period, the Board in its discretion could determine that a lesser restriction on transfer and dealing applied, having regard to the circumstances of the cessation. The shares can remain on trust for up to ten years from the date of allotment, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are held on trust.

No shares have been issued under the executive long-term incentive component of the Plan since 2004. At 31 December 2007, the total number of shares acquired under the executive long-term incentive component of the Plan since its commencement was 220,912.

30. Share-based Payment Plans (continued)

(c) Legacy Plan - Santos Executive Share Plan

The Santos Executive Share Plan operated between 1987 and 1997, when it was discontinued. Under the terms of the Plan, shares were issued as partly paid to one cent. While partly paid, the Plan shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. After a "vesting" period, calls could be made for the balance of the issue price of the shares, which varied between $2 and the market price of the shares on the date of the call being made. Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990.

At the beginning of the financial year there were 88,000 Plan shares on issue. During the financial year no Plan shares were fully paid and no aggregate proceeds were received by the Company. As at 31 December 2007 there were 88,000 Plan Shares outstanding.

(d) Non-Executive Director ("NED") Share Plan

In accordance with shareholder approval given at the 2007 Annual General Meeting, the Non-executive Director ("NED") Share Plan was introduced in July 2007. Participation in the NED Share Plan is voluntary and all present and future non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

In 2007, 9,419 shares were allocated to participating Directors on 10 October 2007 at $15.4326 per share and 7,896 shares were allocated to participating Directors on 28 December 2007 at $13.5843 per share.

31. Key Management Personnel Disclosures

(a) Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group and the Company, directly or indirectly, including the Directors of the Company.

The following were key management personnel of the Group and the Company at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Directors

Name	**Position**
Borda, Kenneth Charles	Non-executive Director (appointed 14 February 2007)
Dean, Kenneth Alfred	Non-executive Director
Ellice-Flint, John Charles	Managing Director
Franklin, Roy Alexander	Non-executive Director
Gerlach, Stephen	Chairman and non-executive Director
Harding, Richard Michael	Non-executive Director
Sloan, Judith	Non-executive Director

31. Key Management Personnel Disclosures

(a) Key management personnel (continued)

Executives

Name	Position
Anderson, John Hugh	Vice President – Strategic Projects
Baulderstone, James Leslie	General Counsel and Company Secretary (appointed 29 January 2007)
Brown, Trevor John	Vice President – Geoscience and New Ventures
Eames, Martyn Edward James	Vice President – Corporate and People
Kennett, Roger Maxwell	Vice President – Operations (appointed 1 June 2007)
Knox, David John	Executive Vice President – Growth Businesses (appointed 3 September 2007)
Macfarlane, Mark Stuart	Vice President – Development
Wasow, Peter Christopher	Chief Financial Officer
Wilkinson, Richard John	Vice President – Gas Marketing and Commercialisation
Young, Jonathon Terence	Executive Vice President – Corporate Projects (appointed 1 June 2007, previously Executive Vice President – Operations)

All executives are employed by Santos Ltd.

(b) Key management personnel compensation

The Remuneration Committee of the Board is responsible for reviewing the remuneration policies and practices of the Company including: the remuneration arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and fees for non-executive Directors.

The Company's remuneration policy as set by the Board has a number of principal objectives which are critical to the delivery of the Company's overall strategic objectives. An overriding objective is to align employee remuneration with long-term shareholder value creation. In order to achieve this objective, the Company must attract and retain appropriately qualified and experienced Directors, executives and staff.

In addition to attracting and retaining talent, Santos' remuneration strategy also aims to encourage its employees to strive for superior performance by rewarding the achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions. For the Company's most senior staff, performance targets are primarily aligned with long-term shareholder value creation.

Non-executive Directors

Total non-executive Directors' fees paid in a year, including Board committee fees, cannot exceed $1,500,000. This amount was approved by shareholders at the Annual General Meeting held on 7 May 2004. Directors may also be paid additional fees for special duties or exertions, and are entitled to be reimbursed for all business-related expenses. These payments are not included in the maximum aggregate amount approved by shareholders. No additional fees were paid during the year.

Superannuation contributions are made on behalf of non-executive Directors in accordance with the requirements of the Company's statutory superannuation obligations.

Non-executive Directors appointed prior to 1 January 2004 ("Participating Directors") are contractually entitled to receive benefits upon their retirement pursuant to agreements entered into upon their appointment, the terms of which were approved by shareholders at the 1989 AGM. Non-executive Directors appointed after 1 January 2004 are not entitled to receive a benefit upon retirement other than statutory entitlements.

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

Non-executive Directors (continued)

The retirement benefits of Participating Directors were frozen with effect from 30 June 2004, at which time their entitlements ceased to accrue. However, to prevent erosion in the real value of the frozen benefits, the Board determined that the benefits will be indexed annually against the five-year Australian Government Bond Rate with effect from 1 July 2007.

In accordance with shareholder approval given at the 2007 Annual General Meeting, the NED Share Plan was introduced in July 2007. Participation in the NED Share Plan, through which Non-Executive Directors may elect to sacrifice all or part of their pre-tax fees in return for an allocation of shares of equivalent value, is voluntary. Further details are provided in note 30(d).

Managing Director

Elements of remuneration

Total remuneration for the Managing Director is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentive ("STI") – an annual bonus linked to Company performance and achievement of strategic objectives; and
- Long-term incentive ("LTI") – equity grants linked to vesting conditions dependent on Santos' achievement of superior performance relative to its peers.

Base remuneration
Mr Ellice-Flint is paid a salary from which he may, if he wishes, sacrifice a proportion for benefits such as a novated car lease. The Board receives external advice on Mr Ellice-Flint's base remuneration, which is market-aligned by comparison to that of Managing Directors of comparable Australian companies.

The Company funds Mr Ellice-Flint's defined benefit superannuation plan. On his birthday in 2007 he became entitled to a superannuation payment of 3.22 times final average salary. This multiple increases at a rate of approximately 0.5 times final average salary on each subsequent birthday until the multiple is capped at 6.0 times final average salary at 62 years of age.

Short-term incentive ("STI")
Mr Ellice-Flint's STI is based on a number of agreed annual objectives linked to Company performance objectives and delivery of strategic growth initiatives. Consistent with his role as Managing Director, the performance measures for Mr Ellice-Flint's STI comprise a combination of operational, financial, budgetary and ongoing strategic targets that are directly related to the strategic objectives set by the Board for the relevant financial year.

The Remuneration Committee assesses performance against Mr Ellice-Flint's objectives annually and makes a recommendation to the Board. These objectives are directly linked to the priorities and performance of the Company across a range of measures including an over-riding focus on the creation of shareholder wealth. The maximum STI payable is 150% of base salary.

Half of Mr Ellice-Flint's STI is paid to him in the Company's shares. These shares are subject to restrictions on sale, transfer and hedging for two years from their date of acquisition (restrictions may be lifted earlier upon termination of the Managing Director's employment depending on the circumstances). The other half of the STI is paid in cash.

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

Managing Director (continued)

For 2007 performance, Mr Ellice-Flint was awarded an STI payment of $1,950,000 or 115% of base salary.

Long-term incentive ("LTI")
The Managing Director receives his LTI in the form of options. Details of the LTI component of his remuneration are provided in note 30(b).

Service agreement
The Company has entered into a service agreement with the Managing Director. The service agreement is ongoing until termination by the Company or the Managing Director.

The service agreement provided that the Company may terminate the Managing Director's employment on giving 24 months notice. The contract was varied in 2006 to reduce the notice period to 12 months, effective from 1 January 2008. Where the Company exercises this general right to terminate, it must make a payment to the Managing Director equivalent to his base salary for the full notice period.

The Company may terminate the Managing Director's employment at any time for cause. No payment in lieu of notice will be made in this circumstance.

Mr Ellice-Flint may initiate termination of his service agreement by giving three months notice.

Senior executives

Elements of remuneration

Total remuneration for senior executives is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentive ("STI") – annual bonuses linked to individual and Company performance; and
- Long-term incentive ("LTI") – equity grants linked to vesting conditions tested over a three-year period.

Santos' executive remuneration structure is consistent with the Company's "pay for performance" policy.

Base remuneration
Senior executives are paid Total Fixed Remuneration ("TFR"), out of which the Company makes contributions into their superannuation funds of at least the minimum statutory amount. They may, if they wish, salary sacrifice part of their TFR for additional superannuation contributions or other benefits such as novated car leases. Senior executives do not receive any benefits in addition to TFR.

Executive remuneration levels are market-aligned by comparison against similar roles in ASX 100 energy, materials and utilities companies, excluding BHP Billiton and Rio Tinto due to their disproportionately larger size and market capitalisation. This broad industry group is used as there are too few Australian exploration and production companies of similar size to Santos for benchmarking purposes.

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

Senior executives (continued)

Short-term incentive ("STI")

Frequency	STI is assessed and paid annually.
Maximum STI	75% of TFR for the CFO and Executive Vice Presidents. 50% of TFR for other senior executives.
Performance measures	To promote collaboration among senior executives and to focus their efforts towards the overall benefit of the Company, 70% of their STI is based on Company performance. The remaining 30% is based on the executive's individual performance. A range of Company performance metrics is used in order to drive balanced business performance. These metrics include lagging indicators to assess the Company's past performance, as well as forward-looking indicators to ensure the Company is positioning itself well for future growth. The metrics include reserve growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health and safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.
Assessment of performance	Individual performance is assessed by the Managing Director, who makes a recommendation to the Remuneration Committee. Company performance is assessed by the Remuneration Committee. Each metric is assessed against target and assigned a score on a five-point scale. The average of these scores forms the overall Company performance score. The Remuneration Committee then makes a recommendation to the Board as to the amount of STI to be paid to each senior executive (based on both individual and Company performance). The Board believes the above methods of assessment are rigorous and transparent and provide a balanced assessment of the executive's performance.
Payment method	Cash.
STI awarded in 2007	Company performance against the metrics in 2007 resulted in an average STI of 80% of maximum payable to all eligible employees. 2007 STI awards made to individual senior executives ranged from 67% to 84% of maximum. The difference between actual STI paid and maximum STI was forfeited.

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

Senior executives (continued)

Long-term incentive ("LTI")
The Company's LTI arrangements are designed to link executive reward with the key performance drivers which underpin sustainable growth in shareholder value, which comprises both share price and returns to shareholders.

LTI is delivered in the form of equity participation through the Santos Executive Share Option Plan ("SESOP") and the Santos Employee Share Purchase Plan ("SESPP"). Participation is determined by the Board, on recommendation by the Remuneration Committee.

Further details are provided in note 30(b).

Service agreements
The Company has entered into service agreements with the senior executives. The service agreements are ongoing until termination by the Company or the senior executive.

Mr J T Young's service agreement may be terminated by either party by giving three months notice. The service agreements of all other senior executives may be terminated by the relevant executive by giving six months notice, or by the Company by giving 12 months notice. In the case of a Company-initiated termination, the Company may make a payment in lieu of notice equivalent to the Total Fixed Remuneration the executive would have received over the notice period.

All senior executives' service agreements may be terminated immediately for cause, whereupon no payments in lieu of notice or other termination payments apply.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

2007

	Short-term employee benefits				Post employment			Share-based payments[5]				Other long-term benefits[6]	Termin-ation	Total	Perform-ance related
Name	Fees/ Salary[1] $	STI $	Other[2] $	Total	Super-annuation[3] $	Retire-ment benefit[4]	Total	SARs $	Options $	NED Share Plan $	Total $	$	$	$	%
Directors															
Borda, Kenneth Charles	51,704	-	-	51,704	10,672	-	10,672	-	-	68,750	68,750	-	-	131,126	-
Dean, Kenneth Alfred	105,575	-	-	105,575	54,282	-	54,282	-	-	16,550	16,550	-	-	176,407	-
Ellice-Flint, John Charles	1,702,694	1,950,000	1,944	3,654,638	987,357	-	987,357	-	1,898,273	-	1,898,273	297,500	-	6,837,768	56
Franklin, Roy Alexander	140,512	-	-	140,512	3,195	-	3,195	-	-	-	-	-	-	143,707	-
Gerlach, Stephen	252,229	-	4,788	257,017	111,678	37,925	149,603	-	-	39,000	39,000	-	-	445,620	-
Harding, Richard Michael	39,600	-	-	39,600	136,440	-	136,440	-	-	8,800	8,800	-	-	184,840	-
Recny, Christopher John[7]	19,589	-	-	19,589	1,763	-	1,763	-	-	-	-	-	-	21,352	-
Sloan, Judith	-	-	-	-	94,407	11,630	106,037	-	-	81,500	81,500	-	-	187,537	-
Executives															
Anderson, John Hugh	426,902	199,500	1,944	628,346	44,542	-	44,542	61,371	35,458	-	96,829	119,457	-	889,174	33
Baulderstone, James Leslie	379,833	167,000	1,463	548,296	38,340	-	38,340	55,916	33,200	-	89,116	-	-	675,752	38
Brown, Trevor John	465,358	163,700	1,944	631,002	17,627	-	17,627	61,826	36,330	-	98,156	57,923	-	804,708	33
Eames, Martyn Edward James	505,228	235,100	1,944	742,272	52,766	-	52,766	135,576	22,181	-	157,757	22,682	-	975,477	40
Kennett, Roger Maxwell	391,597	187,500	1,976	581,073	66,082	-	66,082	72,549	-	-	72,549	234,560	-	954,264	27
Knox, David John	230,403	143,300	-	373,703	21,792	-	21,792	65,429	28,143	-	93,572	-	-	489,067	48
Macfarlane, Mark Stuart	426,902	180,700	1,944	609,546	44,542	-	44,542	78,517	22,682	-	101,199	108,597	-	863,884	33
Wasow, Peter Christopher	631,261	406,900	1,944	1,040,105	12,686	-	12,686	158,421	-	-	158,421	57,732	-	1,268,944	45
Wilkinson, Richard John	411,455	207,800	1,944	621,199	81,752	-	81,752	118,370	-	-	118,370	104,229	-	925,550	35
Young, Jonathon Terence	383,216	239,200	1,944	624,360	12,686	-	12,686	135,084	33,186	-	168,270	99,397	-	904,713	45
Total	6,564,058	4,080,700	23,779	10,668,537	1,792,609	49,555	1,842,164	943,059	2,109,453	214,600	3,267,112	1,102,077	-	16,879,890	

1 *Each of the non-executive Directors receives fees and no salary. Fees include Director's fees and Committee fees. The figures shown for Directors' fees are after fee sacrifice to superannuation and/or the NED Share Plan. Mr K C Borda donated his Director's fees to charity.*

2 *For the Chairman, this represents the value of car parking provided in the Company's head office in Adelaide. For all other Key Management Personnel, these amounts represent the cost of car parking provided, up to 30 April 2007. On 1 May 2007, the cost of car parking in the Company's current head office was added to TFR, and from then on executives were required to obtain parking via salary sacrifice.*

3 *Superannuation contributions made on behalf of non-executive Directors include the Company's obligations under applicable Superannuation Guarantee legislation and any voluntary fee sacrifice to superannuation Amounts represent either cash contributions or actuarial assessment of the benefit provided where relevant.*

4 *Indexation of accrued retirement benefits for Non-executive Directors appointed prior to 1 January 2004.*

5 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 2 Share-based Payments applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in note 30(b) to the financial statements. The amounts set out above include a proportion of the value of SARs and options granted during 2007 under the Performance Grant and Growth Awards as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2007.*

6 *These amounts represent senior executive's long service leave accruals as at 31 December 2007.*

7 *Payment to deceased estate.*

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

31. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

2006	Short-term employee benefits				Post employment	Share-based payments[4]			Other long-term benefits	Termination	Total	Performance related
Name	Fees/ Salary[1]	STI	Other[2]	Total	Superannuation[3]	SARs	Options	Total				
	$	$	$		$	$	$	$	$	$	$	%
Directors												
Barnett, Peter Charles[5]	21,660	-	-	21,660	1,949	-	-	-	-	-	23,609	-
Dean, Kenneth Alfred	149,750	-	-	149,750	12,372	-	-	-	-	-	162,122	-
Ellice-Flint, John Charles	1,500,000	1,380,000	6,656	2,886,656	909,954	-	1,406,205	1,406,205	169,650	-	5,372,465	52
Franklin, Roy Alexander	33,568	-	-	33,568	-	-	-	-	-	-	33,568	-
Gerlach, Stephen	360,000	-	6,656	366,656	12,412	-	-	-	-	-	379,068	-
Harding, Richard Michael	155,000	-	-	155,000	12,122	-	-	-	-	-	167,122	-
O'Leary, Michael Anthony[5]	135,336	-	-	135,336	-	-	-	-	-	-	135,336	-
Recny, Christopher John[5]	27,500	-	-	27,500	2,475	-	-	-	-	-	29,975	-
Sloan, Judith	151,500	-	-	151,500	12,372	-	-	-	-	-	163,872	-
Executives												
Anderson, John Hugh	360,915	143,800	6,656	511,371	37,896	-	32,181	32,181	98,417	-	679,865	26
Brown, Trevor John	417,952	135,900	6,656	560,508	18,067	-	32,488	32,488	40,252	-	651,315	26
Eames, Martyn Edward James	452,865	191,300	6,656	650,821	42,385	36,253	22,181	58,434	11,810	-	763,450	33
Gouadain, Jacques Elie[6]	112,761	-	1,664	114,425	3,311	-	-	-	-	14,469	132,205	-
Macfarlane, Mark Stuart	376,849	143,800	6,656	527,305	28,750	42,408	3,038	45,446	88,575	-	690,076	27
Wasow, Peter Christopher	581,163	331,500	6,656	919,319	9,240	105,694	-	105,694	38,199	-	1,072,452	41
Wilkinson, Richard John	441,649	165,000	6,656	613,305	74,363	79,205	-	79,205	86,466	-	853,339	29
Wood, Bruce James[7]	169,995	-	3,051	173,046	10,416	-	-	-	-	22,689	206,151	-
Young, Jonathon Terence	606,379	391,400	6,656	1,004,435	12,412	114,855	4,459	119,314	75,170	-	1,211,331	42
Total	6,054,842	2,882,700	64,619	9,002,161	1,200,496	378,415	1,500,552	1,878,967	608,539	37,158	12,727,321	

1 *Each of the non-executive Directors receives fees and no salary. Fees include Director's fees and Committee fees.*

2 *Includes the cost of car parking provided in the Company's head office in Adelaide for the CEO and executives.*

3 *Superannuation contributions made on behalf of non-executive Directors, with the exception of Mr R A Franklin, to satisfy the Company's obligations under applicable Superannuation Guarantee legislation. Under Superannuation Guarantee legislation, superannuation contributions are not required to be made on behalf of Mr R A Franklin as he is not a resident of Australia. Amounts represent either cash contributions or actuarial assessment of the benefit provided where relevant.*

4 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 2 Share-based Payments applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in note 30(b) to the financial statements.*

5 *Mr P C Barnett ceased as a Director on 28 February 2006 and Mr M A O'Leary ceased as a Director on 15 December 2006. Mr C J Recny held office as a Director until his death on 4 June 2006.*

6 *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and the right to his 40,000 SARs, at the value of $176,000 lapsed*

7 *Mr B J Wood ceased employment with the Company on 15 June 2006 and the right to his 110,600 options, at the value of $113,365 forfeited.*

31. Key Management Personnel Disclosures (continued)

(c) Equity holdings of key management personnel

Options and rights holdings

The movement during the reporting period in the number of rights and options over ordinary shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007 Name	Balance at beginning of the year	Granted[1,2,3,4]	Options exercised / rights vested[5]	Amount paid per option exercised/ right vested	Other Changes[6]	Balance at end of the year	Vested during the year	Vested at end of the year	Vested and exercis-able at end of the year	Vested but not exercis-able at end of the year
Options										
Directors										
Ellice-Flint, John Charles	2,500,000	-	-	-	-	2,500,000	125,000	125,000	125,000	-
Executives										
Anderson, John Hugh	134,044	-	-	-	(28,800)	105,244	-	12,744	12,744	-
Baulderstone, James Leslie	-	50,000	-	-	-	50,000	-	-	-	-
Brown, Trevor John	184,769	-	(27,095) (19,274)	$6.38 $6.95	(29,000)	109,400	-	14,500	14,500	-
Eames, Martyn Edward James	50,000	-	-	-	-	50,000	-	-	-	-
Kennett, Roger Maxwell	-	-	-	-	-	-	-	-	-	-
Knox, David John	-	100,000	-	-	-	100,000	-	-	-	-
Macfarlane, Mark Stuart	63,700	-	-	-	-	63,700	-	-	-	-
Wasow, Peter Christopher	-	-	-	-	-	-	-	-	-	-
Wilkinson, Richard John	-	-	-	-	-	-	-	-	-	-
Young, Jonathon Terence	93,200	-	-	-	-	93,200	-	-	-	-
	3,025,713	150,000	(46,369)		(57,800)	3,071,544	125,000	152,244	152,244	-
Rights										
Executives										
Anderson, John Hugh	-	27,000	-	-	-	27,000	-	-	-	-
Baulderstone, James Leslie	-	36,900	-	-	-	36,900	-	-	-	-
Brown, Trevor John	-	27,200	-	-	-	27,200	-	-	-	-
Eames, Martyn Edward James	39,500	32,000	-	-	-	71,500	-	-	-	-
Kennett, Roger Maxwell	28,800	18,200	-	-	(9,000)	38,000	-	-	-	-
Knox, David John	-	50,000	-	-	-	50,000	-	-	-	-
Macfarlane, Mark Stuart	19,200	27,000	-	-	(9,600)	36,600	-	-	-	-
Wasow, Peter Christopher	70,200	37,000	-	-	(23,600)	83,600	-	-	-	-
Wilkinson, Richard John	51,600	28,200	-	-	(17,700)	62,100	-	-	-	-
Young, Jonathon Terence	52,000	39,000	-	-	(26,000)	65,000	-	-	-	-
	261,300	322,500	-		(85,900)	497,900	-	-	-	-

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

[1] *With the exception of Mr D J Knox, options granted to executives in the current year were granted on 1 July 2007, have an expiration date of 1 July 2017 and an exercise price of $14.14. At the date of grant, the options granted have a fair value of $3.32 per option. The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2010.*

[2] *Options granted to Mr D J Knox in the current year were granted on 3 September 2007, have an expiration date of 3 September 2017 and an exercise price of $12.81. At the date of grant, all of the options granted have a fair value of $1.97 per option. The options were provided at no cost to Mr D J Knox. Providing vesting conditions are met, all of the options are exercisable no earlier than 3 September 2010.*

[3] *With the exception of Mr D J Knox, SARs granted to executives in the current year were granted on 1 July 2007, have an expiration date of 1 July 2017, and vest with the recipient for no consideration. At the date of grant, 130,100 of the SARs granted have a fair value of $9.95 per SAR, and 130,100 of the SARs granted have a fair value of $12.78 per SAR.*

[4] *SARs granted to Mr D J Knox in the current year were granted on 3 September 2007, have an expiration date of 3 September 2017, and vest with Mr D J Knox for no consideration. At the date of grant, all of the SARs granted have a fair value of $9.16 per SAR.*

[5] *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

[6] *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARS when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 30(b).

31. Key Management Personnel Disclosures (continued)

(c) Equity holdings of key management personnel (continued)

Options and rights holdings (continued)

2006

Name	Balance at beginning of the year	Granted[1,2,3]	Options exercised / rights vested[4]	Amount paid per option exercised/ right vested	Other Changes[5]	Balance at end of the year	Vested during the year	Vested at end of the year	Vested and exercis-able at end of the year	Vested but not exercis-able at end of the year
Options										
Directors										
Ellice-Flint, John Charles	-	2,500,000	-	-	-	2,500,000	-	-	-	-
Executives										
Anderson, John Hugh	70,344	63,700	-	-	-	134,044	-	12,744	12,744	-
Brown, Trevor John	333,369	65,900	(200,000)	$6.52	(14,500)	184,769	14,500	60,869	60,869	-
Eames, Martyn Edward James	50,000	-	-	-	-	50,000	-	-	-	-
Gouadain, Jacques Elie	200,000	-	(200,000)	$6.52	-	-	-	-	-	-
Macfarlane, Mark Stuart	-	63,700	-	-	-	63,700	-	-	-	-
Wasow, Peter Christopher	-	-	-	-	-	-	-	-	-	-
Wilkinson, Richard John	-	-	-	-	-	-	-	-	-	-
Wood, Bruce James[6]	210,985	-	(45,085) (27,650)	$6.38 $8.46	(138,250)	-	11,100	-	-	-
Young, Jonathon Terence	-	93,200	-	-		93,200	-	-	-	-
	864,698	2,786,500	(472,735)		(152,750)	3,025,713	25,600	73,613	73,613	-
Rights										
Executives										
Anderson, John Hugh	8,600	-	(4,300)	-	(4,300)	-	4,300	-	-	-
Brown, Trevor John	-	-	-	-	-	-	-	-	-	-
Eames, Martyn Edward James	19,600	19,900	-	-	-	39,500	-	-	-	-
Gouadain, Jacques Elie[7]	60,000	-	(10,000)	-	(50,000)	-	10,000	-	-	-
Macfarlane, Mark Stuart	28,800	-	(4,800)	-	(4,800)	19,200	4,800	-	-	-
Wasow, Peter Christopher	70,800	23,000	(11,800)	-	(11,800)	70,200	11,800	-	-	-
Wilkinson, Richard John	53,100	16,200	(8,850)	-	(8,850)	51,600	8,850	-	-	-
Wood, Bruce James	-	-	-	-	-	-	-	-	-	-
Young, Jonathon Terence	78,000	-	(13,000)	-	(13,000)	52,000	13,000	-	-	-
	318,900	59,100	(52,750)		(92,750)	232,500	52,750	-	-	-

1 *2,500,000 options were granted to Mr J C Ellice-Flint on 4 May 2006, which have an expiration date of 3 May 2016 and, an exercise price of $11.36. At the date of grant, 500,000 of the options granted have a fair value of $1.77 per option, 1,000,000 options have a fair value of $1.94 per option, and 1,000,000 options have a fair value of $2.05 per option. The options were granted at no cost to Mr J C Ellice-Flint. Providing performance conditions are met, 500,000 of the options are exercisable no earlier than 26 August 2007, 1,000,000 of the options are exercisable no earlier than 26 August 2008, and 1,000,000 of the options are exercisable no earlier than 28 August 2009.*

2 *Options granted to executives in the current year were granted on 24 October 2006, have an expiration date of 24 October 2016, an exercise price of $10.48, and a fair value of $0.76 at grant date. The options were provided at no cost to the recipients. Providing performance conditions are met, the options are exercisable no earlier than 1 January 2009.*

3 *SARs granted to executives in the current year were granted on 24 October 2006, have an expiration date of 24 October 2016, vest with the recipient for no consideration, and have a fair value of $2.86 at grant date. The SARs were provided at no cost to the recipients. Providing performance conditions are met, the SARs vest no earlier than 1 January 2009.*

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

[4] *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

[5] *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

[6] *Mr B J Wood ceased employment with the Company on 15 June 2006 and the right to his 110,600 options at the value of $113,365 forfeited.*

[7] *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and the right to his 40,000 SARs at the value of $176,000 lapsed.*

Details regarding the service and performance conditions that must be met before the options or SARs vest with the recipient are included in note 30(b).

31. Key Management Personnel Disclosures (continued)

(c) Equity holdings of key management personnel (continued)

Share holdings

The movement during the reporting period in the number of shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares –fully paid								
Directors								
Borda, Kenneth Charles	-	-	-	-	-	35,207	35,207	-
Dean, Kenneth Alfred	3,000	-	-	-	-	1,145	4,145	-
Ellice-Flint, John Charles	4,037,940	-	-	-	-	75,404	4,113,344	-
Franklin, Roy Alexander	-	-	-	-	-	-	-	-
Gerlach, Stephen	44,880	-	-	-	-	4,330	49,210	-
Harding, Richard Michael	-	-	-	-	-	608	608	-
Sloan, Judith	5,000	-	-	-	-	5,639	10,639	-
Executives								
Anderson, John Hugh	6,175	-	-	-	-	68	6,243	-
Baulderstone, James Leslie	-	-	-	-	-	-	-	-
Brown, Trevor John	200,000	-	46,369	-	-	-	246,369	-
Eames, Martyn Edward James	-	-	-	-	-	-	-	-
Kennett, Roger Maxwell	59,795	-	-	-	-	-	59,795	-
Knox, David John	-	-	-	-	-	-	-	-
Macfarlane, Mark Stuart	3,204	-	-	-	-	-	3,204	-
Wasow, Peter Christopher	27,934	-	-	-	-	-	27,934	-
Wilkinson, Richard John	21,441	-	-	-	-	-	21,441	-
Young, Jonathon Terence	280,183	-	-	-	-	(100,000)	180,183	-
	4,689,552	-	46,369	-	-	22,401	4,758,322	-
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	-	-	-	-	-	225	-
Sloan, Judith	195	-	-	-	-	-	195	-
	420	-	-	-	-	-	420	-

31. Key Management Personnel Disclosures (continued)

(c) Equity holdings of key management personnel (continued)

Share holdings (continued)

2006

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes[1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares –fully paid								
Directors								
Barnett, Peter Charles[2]	12,394	-	-	-	-	(12,394)	-	-
Dean, Kenneth Alfred	3,000	-	-	-	-	-	3,000	-
Ellice-Flint, John Charles	4,042,243	-	-	-	-	(4,303)	4,037,940	-
Franklin, Roy	-	-	-	-	-	-	-	-
Gerlach, Stephen	43,856	-	-	-	-	1,024	44,880	-
Harding, Richard Michael	-	-	-	-	-	-	-	-
O'Leary, Michael Anthony[2]	4,898	-	-	-	-	(4,898)	-	-
Recny, Christopher John[2]	-	-	-	-	-	-	-	-
Sloan, Judith	5,000	-	-	-	-	-	5,000	-
Executives								
Anderson, John Hugh	1,812	-	-	4,300	-	63	6,175	-
Brown, Trevor John	-	-	200,000	-	-	-	200,000	-
Eames, Martyn Edward James	-	-	-	-	-	-	-	-
Gouadain, Jacques Elie[3]	12,216	-	200,000	10,000	-	(222,216)	-	-
Macfarlane, Mark Stuart	3,204	-	-	4,800	-	(4,800)	3,204	-
Wasow, Peter Christopher	16,134	-	-	11,800	-	-	27,934	-
Wilkinson, Richard John	12,591	-	-	8,850	-	-	21,441	-
Wood, Bruce James[3]	57,290	-	72,735	-	-	(130,025)	-	-
Young, Jonathon Terence	267,183	-	-	13,000	-	-	280,183	-
	4,481,821	-	472,735	52,750	-	(377,549)	4,629,757	-
Redeemable convertible preference shares								
Ellice-Flint, John Charles	225	-	-	-	-	-	225	-
Sloan, Judith	195	-	-	-	-	-	195	-
	420	-	-	-	-	-	420	-

[1] *Other changes include the removal of a Director's or employee's equity holding from the key management personnel disclosure where they cease to be a Director or cease employment with the Company.*

[2] *Mr P C Barnett ceased as a Director on 28 February 2006 and Mr M A O'Leary ceased as a Director on 15 December 2006. Mr C J Recny held office as a Director until his death on 4 June 2006.*

[3] *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and Mr B J Wood ceased employment with the Company on 15 June 2006.*

31. Key Management Personnel Disclosures (continued)

(d) Loans to key management personnel

There have been no loans made, guaranteed or secured, directly or indirectly, by the Group or any of its subsidiaries at any time throughout the year with any key management person, including their related parties.

32. Related Parties

Identity of related parties
Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 5 as to interest received from/paid to controlled entities;
Note 9 as to tax related balances and other amounts owing by controlled entities;
Notes 19 and 20 as to amounts owing to controlled entities;
Note 20 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 21 as to Non-executive Directors' retirement benefits;
Notes 17 and 25 as to investments in controlled entities;
Note 27 as to interests in joint ventures; and
Note 31 as to disclosures relating to key management personnel.

33. Remuneration of Auditors

	CONSOLIDATED		SANTOS LTD	
	2007 $000	2006 $000	**2007 $000**	2006 $000
The auditor of Santos Ltd is Ernst & Young.				
Amounts received or due and receivable by Ernst & Young (Australia):				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,181	816	827	545
Other services:				
Assurance	244	10	183	10
Taxation	-	3	-	3
Other	-	4	-	4
	1,425	833	1,010	562
Amounts received or due and receivable by overseas related practices of Ernst & Young (Australia) for:				
Taxation	15	12	-	-
Other services	-	38	-	-
	15	50	-	-
Amounts received or due and receivable by non Ernst & Young firms for:				
External audit services	-	73	-	49
Other services	-	-	-	-
	-	73	-	49

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

34. Segment Information

The Group operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic segments

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyz Republic, and Egypt.

	CONTINUING OPERATIONS						DISCONTINUED OPERATIONS		TOTAL OPERATIONS	
	Australia		International		Total					
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Primary Reporting	$million	$million	$million	$million	$million	$million	$million	$million	$million	$million
Geographic segments										
Revenue										
Revenue from Australian customers	895.3	906.8	-	-	895.3	906.8	-	-	895.3	906.8
Revenue from International customers	1,460.7	1,749.9	131.5	61.4	1,592.2	1,811.3	30.1	61.2	1,622.3	1,872.5
Total revenue	2,356.0	2,656.7	131.5	61.4	2,487.5	2,718.1	30.1	61.2	2,517.6	2,779.3
Results										
Segment results	909.9	1,305.5	(45.3)	(132.8)	864.6	1,172.7	(65.8)	(27.8)	798.8	1,144.9
Unallocated corporate expenses					(59.5)	(57.2)	-	-	(59.5)	(57.2)
Earnings before interest and tax ("EBIT")					805.1	1,115.5	(65.8)	(27.8)	739.3	1,087.7
Unallocated net financing (costs)/income					(139.1)	(123.5)	0.8	0.5	(138.3)	(123.0)
Profit/(loss) before tax					666.0	992.0	(65.0)	(27.3)	601.0	964.7
Income tax expense					(159.8)	(321.1)	(0.6)	(0.2)	(160.4)	(321.3)
Net profit/(loss) for the period					506.2	670.9	(65.6)	(27.5)	440.6	643.4

34. Segment Information (continued)

	CONTINUING OPERATIONS						DISCONTINUED OPERATIONS		TOTAL OPERATIONS	
	Australia		International		Total					
Primary reporting	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million
Geographic segments (continued)										
Non-cash expenses										
Depreciation and depletion	707.2	625.8	27.0	26.6	734.2	652.4	-	24.1	734.2	676.5
Unallocated corporate depreciation and depletion					25.1	15.7	-	-	25.1	15.7
Total depreciation and depletion					759.3	668.1	-	24.1	759.3	692.2
Exploration and evaluation expensed	131.8	91.0	94.3	177.8	226.1	268.8	8.7	79.0	234.8	347.8
Net impairment loss on oil and gas assets	-	7.8	-	3.4	-	11.2	-	5.1	-	16.3
Total non-cash expenses					985.4	948.1	8.7	108.2	994.1	1,056.3
Acquisition of non-current assets										
Controlled entities	12.4	-	77.0	10.5	89.4	10.5	-	-	89.4	10.5
Oil and gas assets, property, plant and equipment	1,095.4	1,167.5	193.6	274.9	1,289.0	1,442.4	-	111.2	1,289.0	1,553.6
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					42.4	59.1	-	-	42.4	59.1
Total acquisition of non-current assets					1,420.8	1,512.0	-	111.2	1,420.8	1,623.2
Assets										
Segment assets	6,036.7	5,722.0	634.5	540.7	6,671.2	6,262.7	-	210.8	6,671.2	6,473.5
Unallocated corporate assets					649.0	429.4	-	-	649.0	429.4
Consolidated total assets					7,320.2	6,692.1	-	210.8	7,320.2	6,902.9
Liabilities										
Segment liabilities	1,718.9	1,425.9	149.8	241.0	1,868.7	1,666.9	-	16.8	1,868.7	1,683.7
Unallocated corporate liabilities					2,141.0	1,863.7	-	-	2,141.0	1,863.7
Consolidated total liabilities					4,009.7	3,530.6	-	16.8	4,009.7	3,547.4

Secondary reporting

Business segments

As described above, the Group operates predominantly in one business. Accordingly there are no additional business segment disclosures to be made.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	2007 $million	2006 $million

35. Commitments for Expenditure

The Group has the following commitments for expenditure:

(a) Capital commitments

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements, payable:				
Not later than one year	324.2	211.4	199.1	107.4
Later than one year but not later than five years	89.0	116.8	53.8	54.4
Later than five years	-	3.9	-	1.9
	413.2	332.1	252.9	163.7

Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 36 for further details).

(b) Minimum exploration commitments

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Minimum exploration commitments for which no amounts have been provided in the financial statements or capital commitments, payable:				
Not later than one year	350.1	133.0	46.2	21.9
Later than one year but not later than five years	185.4	74.1	10.6	14.1
Later than five years	29.1	-	-	-
	564.6	207.1	56.8	36.0

The Group has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

(c) Lease commitments

	CONSOLIDATED 2007 $million	CONSOLIDATED 2006 $million	SANTOS LTD 2007 $million	SANTOS LTD 2006 $million
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	92.2	99.8	38.7	45.8
Later than one year but not later than five years	204.5	266.0	81.1	112.1
Later than five years	52.8	75.0	34.2	39.7
	349.5	440.8	154.0	197.6

35. Commitments for Expenditure (continued)

The Group leases floating production, storage and offtake facilities, floating storage offloading facilities and mobile offshore production units under operating leases. The leases typically run for a period of four to six years, and may have an option to renew after that date.

The Group also leases building office space and a warehouse under operating leases. The leases are generally for a period of ten years, with an option to renew the lease after that date. The lease payments typically increase by 5.0% per annum.

During the year ended 31 December 2007 the Group recognised $59.3 million (2006: $73.2 million) as an expense in the income statement in respect of operating leases.

(d) Commitment on removal of share cap

Pursuant to a Deed of Undertaking to the Premier of South Australia dated 16 October 2006 and as a consequence of the enactment of the Santos Limited (Deed of Undertaking) Act 2007 on 29 November 2007, Santos has agreed to:

- continue to make payments under its existing Social Responsibility and Community Benefits Program specified in the Deed totalling $60.0 million over a ten year period from the date the legislation was enacted. As at 31 December 2007; approximately $59.4 million remains to be paid over the next ten years;
- continue to maintain the South Australian Cooper Basin asset's Head Office and Operational Headquarters together with other roles in South Australia for ten years subsequent to the date the legislation was enacted. At 31 December 2007, if this condition had not been met, the Company would have been liable to pay approximately $100.0 million to the State Government of South Australia.

Santos is required to make these payments only if the State Government of South Australia does not reintroduce a shareholder cap on the Company's shares or introduce any other restriction on or in respect of the Company's Board or senior management which have an adverse discriminatory effect in their application to the Company relative to other companies domiciled in South Australia.

	CONSOLIDATED		SANTOS LTD	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
(e) Remuneration commitments				
Commitments for the payment of salaries and other remuneration under the long-term employment contracts in existence at the reporting date but not recognised in liabilities, payable:				
Not later than one year	8.2	3.3	8.2	3.3

Amounts included as remuneration commitments include commitments arising from the service contracts of directors and executives referred to in the Remuneration Report of the Directors Report that are not recognised as liabilities and are not included in the compensation of key management personnel.

	CONSOLIDATED		SANTOS LTD	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
36. Contingent Liabilities				
The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.				
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
The Group:				
Performance guarantees	23.2	15.9	10.2	10.1
Actual and possible legal claims and proceedings	12.1	3.0	2.4	2.4
The Group's share of contingent liabilities of joint venture operations:				
Performance guarantees	5.8	5.6	2.9	2.8
Litigation and proceedings	-	8.0	-	1.1
	41.1	32.5	15.5	16.4

Legal advice in relation to the actual and possible legal claims and proceedings referred to above indicates that on the basis of available information, any liability in respect of these claims is unlikely to exceed $11.3 million on a consolidated basis.

A number of the Australian interests of the Group are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the Group's asset base. Compliance with the 'future act' provisions of the *Native Title Act 1993* (Cth) can delay the grant of mineral and petroleum tenements and consequently impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 20.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding and performance obligations of a number of subsidiary companies, relating to:
- a floating storage and offloading facilities agreement for the Sampang PSC;
- a mobile offshore production unit agreement for the Madura PSC;
- performance obligations under production sharing contracts; and

(b) a subsidiary company's obligations to meet distribution charges for gas retail customers.

A subsidiary company has provided a letter of performance guarantee in respect of the performance obligations of its subsidiary company relating to a production sharing contract.

A subsidiary company has provided a letter of comfort in respect of payment obligations of associated entities.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is $236.1 million.

36. Contingent Liabilities (continued)

Sidoarjo mudflow incident

While the Board has made provision in relation to this incident, the provision reflects an assumption that a resolution will ultimately be reached as between the Government, Lapindo Brantas Inc, the non-operating PSC parties (Santos Brantas Pty Ltd ("STOB") and PT Prakarsa Brantas) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. It is also assumed that the present conditions at the site of the incident will remain stable or improve over the longer term. These assumptions are based upon an updated assessment of information currently available, experience and events since May 2006 (including the WALHI decision) and progress associated with managing the mud flow.

With the mud flow continuing, the complexity of the incident, and the need to consult with a number of interested parties (both public and private), the situation remains dynamic. Accordingly, there is continuing uncertainty surrounding the incident and its cost and other implications for the Group. There remains the possibility that the resolution of these uncertainties may ultimately be on a different basis than presently assumed, which could result in the ultimate costs to be borne by STOB being significantly different from the current estimate.

Further details of the Sidoarjo mudflow incident are provided in note 3.

37. Deed of Cross Guarantee

Pursuant to Class Order 98/1418, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order the Company and each of the listed subsidiaries (the "Closed Group") entered into a Deed of Cross Guarantee on 8 December 2006. The effect of the Deed is that the Company has guaranteed to pay any deficiency in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. The subsidiaries have also given a similar guarantee in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Alliance Petroleum Australia Pty Ltd
Bridge Oil Developments Pty Limited
Reef Oil Pty Ltd
Santos (BOL) Pty Ltd
Santos Darwin LNG Pty Ltd
Santos Offshore Pty Ltd
Santos Petroleum Management Pty Ltd
Santos Petroleum Pty Ltd
Santos QNT Pty Ltd
Santos QNT (No. 1) Pty Ltd
Santos QNT (No. 2) Pty Ltd
Vamgas Pty Ltd

The consolidated income statement and balance sheet of the entities that are members of the Closed Group are as follows:

	CLOSED GROUP	
	2007 $million	2006 $million
Consolidated Income Statement		
Profit before tax	1,121.0	271.8
Income tax expense	(103.1)	(213.6)
Profit after tax	1,017.9	58.2
Retained earnings at the beginning of the period	1,163.3	1,377.3
Dividends to shareholders	(268.6)	(268.5)
Share buy-back	(231.2)	-
Share-based payment transactions	5.2	2.6
Actuarial gain/(loss) on defined benefit plan, net of tax	4.4	(6.3)
Retained earnings at the end of the period	1,691.0	1,163.3

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

37. Deed of Cross Guarantee (continued)

	CLOSED GROUP	
	2007 $million	2006 $million
Consolidated Balance Sheet		
Current assets		
Cash and cash equivalents	60.0	85.7
Trade and other receivables	420.4	336.5
Inventories	215.7	134.7
Other	5.6	17.8
Total current assets	701.7	574.7
Non-current assets		
Receivables	61.5	390.0
Exploration and evaluation assets	169.7	28.4
Oil and gas assets	3,730.2	3,825.1
Other land, buildings, plant and equipment	102.9	117.2
Other investments	2,672.8	2,038.2
Deferred tax assets	8.0	16.2
Other	5.9	9.0
Total non-current assets	6,751.0	6,424.1
Total assets	7,452.7	6,998.8
Current liabilities		
Trade and other payables	433.3	708.7
Deferred income	12.0	6.3
Current tax liabilities	28.7	208.1
Provisions	43.2	66.9
Total current liabilities	517.2	990.0
Non-current liabilities		
Deferred income	8.8	11.3
Interest-bearing loans and borrowings	2,294.8	1,922.4
Deferred tax liabilities	149.7	186.1
Provisions	463.0	464.8
Total non-current liabilities	2,916.3	2,584.6
Total liabilities	3,433.5	3,574.6
Net assets	4,019.2	3,424.2
Equity		
Issued capital	2,331.6	2,254.4
Reserves	(3.4)	6.5
Retained earnings	1,691.0	1,163.3
Total equity	4,019.2	3,424.2

38. Financial Risk Management

Exposure to foreign currency risk, interest rate risk, commodity price risk, credit risk, and liquidity risk arises in the normal course of the Group's business. The Group's overall financial risk management strategy is to seek to ensure that the Group is able to fund its business plans. Derivative financial instruments may be used to hedge exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices.

The Group uses various methods to measure the types of risk to which it is exposed. These methods include Cash Flow at Risk analysis in the case of interest rate, foreign exchange and commodity price risk, and ageing analysis for credit risk.

Financial risk management is carried out by a central treasury department ("Treasury") under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Foreign currency risk

Foreign exchange risk arises from commercial transactions and recognised assets and liabilities that are denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting and Cash Flow at Risk analysis.

The Group is exposed to foreign currency risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to hedge this foreign currency risk, the Group has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

All US dollar denominated borrowings are either designated as a hedge of US dollar denominated investments in foreign operations (2007: US$1,199.6 million; 2006: US$825.6 million) or swapped using cross-currency swaps to Australian dollars. As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the income statements in 2007.

The Group's risk management policy is to hedge between 0% and 50% of forecasted cash flows in US dollars for the current financial year.

The following table demonstrates the estimated sensitivity to a 10% increase/decrease in the US dollar exchange rate, with all other variables held constant, on post-tax profit and equity.

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Impact on post-tax profit:				
AUD/USD +10%	(84.8)	(99.8)	-	-
AUD/USD -10%	103.6	122.0	-	-
Impact on equity:				
AUD/USD +10%	(120.7)	(137.4)	-	-
AUD/USD -10%	139.6	159.5	-	-

(b) Market risk

Cash flow and fair value interest rate risk

The Group's main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

38. Financial Risk Management

(b) Market risk (continued)

The Group adopts a policy of ensuring that the majority of its exposure to changes in interest rates on borrowings is on a floating rate basis. Interest rate swaps, denominated in Australian dollars and US dollars, have been entered into as fair value hedges of medium-term notes and long-term notes respectively. The swaps have maturities ranging from 1 to 20 years, aligned with the maturity of the related notes. At 31 December 2007, the Group had interest rate swaps with a notional contract amount of $1,067.7 million (2006: $615.4 million).

The net fair value of swaps at 31 December 2007 was $67.3 million (2006: $10.6 million), comprising assets of $77.2 million and liabilities of $9.9 million. These amounts were recognised as fair value derivatives.

Based upon the average balance of gross debt during the year, if interest rates changed by -/+1%, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Impact on post-tax profit:				
Interest rates +1%	(11.7)	(10.6)	-	-
Interest rates -1%	11.7	10.6	-	-
Impact on equity:				
Interest rates +1%	(11.7)	(10.6)	-	-
Interest rates -1%	11.7	10.6	-	-

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 31 December 2007 the Group has no open oil price swap contracts (2006: nil).

If the US dollar oil price changed by 10% from the average oil price during the year, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	CONSOLIDATED		SANTOS LTD	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Impact on post-tax profit:				
US dollar oil price +10%	116.6	129.8	-	-
US dollar oil price -10%	(116.6)	(129.8)	-	-
Impact on equity:				
US dollar oil price +10%	116.6	129.8	-	-
US dollar oil price -10%	(116.6)	(129.8)	-	-

38. Financial Risk Management (continued)

(e) Fair values (continued)

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables

The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives

The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms of maturity of each contract and using market interest rates for a similar instrument at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Interest rates used for determining fair value

The interest rates used to discount estimated future cash flows, where applicable, are based on the market yield curve at the reporting date. The dealt credit spread is assumed to be the same as the market rate for the credit as at reporting date as allowed under AASB 139 *Financial Instruments: Recognition and Measurement.* The interest rates including credit spreads used to determined fair value were as follows:

	2007	2006
Derivatives	5.4% - 7.8%	6.2% - 7.0%
Loans and borrowings	5.8% - 9.1%	6.1% - 9.0%

38. Financial Risk Management (continued)

(c) Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. The majority of Santos's gas contracts are spread across major Australian energy retailers and industrial users. Contracts exist in every mainland state whilst the largest customer accounts for less than 20% of contracted gas.

The Group controls credit risk by setting minimum creditworthiness requirements of counterparties, which for banks and financial institutions is a Standard and Poor's rating of A or better. If customers are independently rated these ratings are used, otherwise the credit quality of the customer is assessed by taking into account its financial position, past experience and other factors including credit support from a third party. Individual risk limits for banks and financial institutions are set based on external ratings in accordance with limits set by the Board. Limits for customers are determined within contract terms. The daily nomination of gas demand by customers and the utilisation of credit limits by customers is monitored by line management.

In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group does not hold collateral, nor does it securitise its trade and other receivables.

At the balance sheet date there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of default by counterparties.

The maximum exposure to credit risk is represented by the carrying amount of financial assets of the Group, excluding investments, which have been recognised on the balance sheet.

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small to medium sized opportunistic projects and investments, by keeping committed credit facilities available.

The following table analyses the contractual maturities of the Group's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows comprising principal and interest repayments, except for interest rate swaps. Estimated variable interest expense is based upon appropriate yield curves existing as at 31 December 2007.

38. Financial Risk Management (continued)

(d) Liquidity risk (continued)

Consolidated	Less than 1 year $million	1-2 years $million	2-5 years $million	More than 5 years $million
2007				
Non-derivative financial liabilities				
Trade and other payables	661.4	-	-	-
Bank loans	41.1	40.8	259.2	133.7
Commercial paper	65.0	-	-	-
Medium-term notes	27.8	6.5	19.6	469.5
Long-term notes	75.2	111.7	502.9	1,151.4
Derivative financial liabilities				
Interest rate swaps	(9.5)	(21.3)	(31.9)	(27.0)
	861.0	137.7	749.8	1,727.6
2006				
Non-derivative financial liabilities				
Trade and other payables	441.8	-	-	-
Bank loans	47.1	34.3	159.2	140.6
Commercial paper	130.0	-	-	-
Medium-term notes	7.6	27.8	19.5	475.9
Long-term notes	183.3	42.4	298.2	541.6
Derivative financial liabilities				
Interest rate swaps	(0.8)	(2.6)	(8.2)	(1.8)
	809.0	101.9	468.7	1,156.3
Santos Ltd				
2007				
Trade and other payables	642.9	-	-	-
Amounts owing to controlled entities	-	-	-	2,478.2
	642.9	-	-	2,478.2
2006				
Trade and other payables	562.9	-	-	-
Amounts owing to controlled entities	-	-	-	2,583.6
	562.9	-	-	2,583.6

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance. The loans are made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of 9 years.

(e) Fair values

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1, except for long-term notes that do not form part of an interest rate swap, and bank borrowings, which are recognised at face value. The carrying value of these long-term notes is US$156.5 million and their fair value is estimated at US$163.3 million based on discounting the future cash flows excluding the credit spread at the time of issue. The discount rate used is the interest rate swap rate for the remaining term to maturity of the note as at 31 December 2007.

The carrying value of the bank borrowings approximates fair value as it is a floating rate instrument.

DIRECTORS' DECLARATION

for the year ended 31 December 2007

In accordance with a resolution of the Directors of Santos Ltd ("the Company"), we state that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ending 31 December 2007.

3. As at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee between the Company and those members of the Closed Group pursuant to Class Order 98/1418.

Dated this 21st day of February 2008

On behalf of the Board:

Director Director

Adelaide

INDEPENDENT AUDIT REPORT

To the members of Santos Ltd

We have audited the accompanying financial report of Santos Ltd, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of recognised income and expense for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state that the financial report, comprising the financial statements and notes comply with International Financial Reporting Standards.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, signed on 21 February 2008. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion,

1. the financial report of Santos Ltd is in accordance with the *Corporations Act 2001*, including:
   i. giving a true and fair view of the financial position of Santos Ltd and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and
   ii. complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards as disclosed in note 1(a).

Ernst & Young

RJ Curtin
Partner
Adelaide

21 February 2008



2007 Full Year Results

John Ellice-Flint - Chief Executive Officer
Peter Wasow - Chief Financial Officer

21 February 2008

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Webcast Agenda

John Ellice-Flint
CEO & Managing Director

- **Result highlights, summary and outlook**
- 2007 performance
- Key strategic value drivers
  - Eastern Australian gas
  - LNG
- Delivering the strategy
- Conclusion

Santos

Transforming Santos: a Leader in Asian Energy


A leader in Australia
Legacy assets in exploitation phase, price growth
Emerging Player in LNG
Series of growth assets for globally priced gas
Building Asian Position
Extending franchise

Santos

Result highlights

2007 Full Year Result

		Change
Production	59.1 mmboe	(3%)
Sales Revenue	$2,489 million	(10%)
EBITDAX	$1,733 million	(19%)
NPAT	$441 million	(32%)
Operating Cash Flow	$1,214 million	(22%)
Full Year Dividend	40 cps	Unchanged
2P Reserve Replacement Ratio	178%	
Total shareholder return	48%	

Santos

Summary: At the Inflection Point

Gladstone LNG transforms Santos:

- Strategy causes a shift from domestic to global pricing
- Santos has a leadership position in East Australian Gas
- Santos has a leadership position in Coal Seam Gas
- And is therefore positioned for a step change in the value of the large scale resources in these areas

Santos

Outlook

Strong reserves growth from existing discoveries

- Contingent resources commercialized

Creating significant investment opportunities

- Delineation, development and LNG facilities

2008 production outlook 56-58 mmboe

- Return to growth in 2009

Project milestones provide catalysts in '08 and '09

- Significant value growth will be flagged by milestone achievement

Santos

Webcast Agenda

Peter Wasow
Chief Financial Officer

Result highlights, summary and outlook

▶ **2007 performance**

Key strategic value drivers

Eastern Australian gas

LNG

Delivering the strategy

Conclusion

Santos

Net Profit After Tax

(A$ million)


800
700
600
500
400
300
200
643
2006 NPAT
Significant Items Net
(18)
27
Liquids Prices in A$
42
Gas Prices
(138)
Volume & Mix
(16)
Operating Costs
(83)
DD&A
(53)
PRRT/ APT Ded'ns
(3)
Other
40
E&E Expensed
441
2007 NPAT

Note: P&L movements allocated between price and volume driven effects and cost increases

Santos

Production

(mmboe)


65
60
55
50
45
40
35
30
61.0
2006
(0.7)
Mutineer Exeter issues
(0.6)
Bayu net entitlement change
(4.8)
Natural decline
4.2
New volumes
59.1
2007

Santos

Margins

Netback (A$/boe)

Cash margin per boe sold


Controllable Items
40
35
30
25
20
15
10
32.80
0.69
A$ Liquids Prices
(1.53)
Volumes & Mix
1.24
Gas Prices
(0.49)
Costs
(0.41)
Moonie to Brisbane Pipeline Remediation
(1.50)
PRRT/ APT
30.80
2006
2007

Santos

EBITDAX

(A$ million)


2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
2,144
(106)
Significant Items Net
40
Liquids Prices in A$
63
Gas Prices
(283)
Volume & Mix
(26)
Operating Costs
(81)
PRRT/ APT Ded'ns
(18)
Other
1,733
2006
2007

Santos

DD&A

Higher industry costs driving up DD&A
(A$ million)


900
800
700
600
500
400
300
200
692
46
Lower Volume
26
Reserves Revisions
(87)
Future Costs
(36)
Infrastructure assets
(16)
Other
759
2006
$11.35/boe
2007
$12.84/boe

2008 forecast: ~$12.30/boe

Santos

Capital Investment

(A$ million)


1,600
1,400
1,200
1,000
800
600
400
200
0
Exploration
Asia
WA
Cooper Oil
EA Gas
LNG
2007
2008F
Other
Exploration
Indonesia
Oyong Phase 2
Chim Sao (Vietnam)
Reindeer
WA Oil
JKN-MBA pipeline
Cooper Oil
Henry
Cooper & EQ Gas
DLNG2
Bayu Undan
PNG
Fairview
GLNG

Santos

Cooper Basin Oil

2007 results below expectations, 2008 program at reduced pace

2007 actual

- 132 wells, 73% success
- 2P reserves added 8 mmbbl
- Capex $306m
- Production rate ~ 9,100 bopd net to Santos
- Full cycle F&D cost ~ A$45/bbl

2008 outlook

- 94 wells, capex $260m
- Production rate ~ 12 – 14,000 bopd net
- Full cycle F&D cost consistent with 2007
- Scaleable program



Santos

Reserves Grow Strongly, at Low Cost

2P Reserves


1,000
800
600
400
200
0
mmboe
2P
1P
2004
2005
2006
2007

Reserve Replacement Cost


20
15
10
5
0
A$/boe
2004
2005
2006
2007

	1P	2P
2007 replacement rate	175%	178%
3 yr ave replacement rate	178%	234%

Santos

Contingent Resources Grow

2.6 bn boe (14.5 tcf) of contingent resource: 22% 3yr CAGR

LNG 7.3 tcfe
- PNG LNG
- Darwin LNG2

CSG 5.5 tcf
- Fairview
- Roma



Other 160 mmboe
- Asia: oil & gas
- WA: oil & gas

East Aust Gas 0.7 tcfe
- Cooper
- Otway

100% exposed to global pricing

Santos

Creating Strong Leverage


2P Reserves (mmboe)
3,000
2,500
2,000
1,500
1,000
500
0
2008 2009 2010 2011 2012 2013 2014 2015
Reserves grow
~300% at low cost[1]


A$ Revenue ($bn)
7
6
5
4
3
2
1
0
To global markets
To domestic markets
2008 2009 2010 2011 2012 2013 2014 2015
Leverage to revenues:
>200% growth[2]


Production (mmboe)
120
100
80
60
40
20
0
To global markets
To domestic markets
2008 2009 2010 2011 2012 2013 2014 2015
Production grows by ~70%

Exposure to global prices grows from less than 60% to 100%

[1] Reserve bookings from existing mean contingent resources only
[2] At a flat nominal WTI oil price of US$70 and a constant LNG beta of 11.5

Santos

Webcast Agenda

John Ellice-Flint
CEO & Managing Director

- Result highlights, summary and outlook
- 2007 performance
- ▶ **Key strategic value drivers**
  - Eastern Australian gas
  - LNG
- Delivering the strategy
- Conclusion

Santos

Santos' Five Business Areas


LNG
Inflection point in East Australian gas and LNG values is the focus of this presentation
Western Australia Oil & Gas
Cooper Basin Oil
East Australian Gas
Legend
Exploration
Production

Santos

GLNG Creates Value Inflection Point


East Australian Gas
LNG
Cooper
East Qld
Otway
Gippsland
CSG
to
LNG
Darwin LNG1
PNG LNG
Darwin LNG2
Browse
Kutei
LNG linked pricing
Gladstone LNG frees Santos' large gas resources from East Coast volume and price constraints
300% reserves growth

Santos

Coal Seam Gas: A Game Changing Resource Play


3P
113+ tcf*
3P
61+ tcf*
CSG
Resource
Potential
250+ tcf*

*Source:
Carnarvon and Browse Basin: Wood Mackenzie
CSG: ABARE: Australian Gas Supply Demand Balance to 2019:20

Santos

Energy Market Differentials

Prices available in domestic and export markets



$A/GJ
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Jan-05 Apr-05 Jul-05 Oct-05 Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07 Jul-07 Oct-07
Average Asian LNG Price (1)
Domestic Australian netback range (2)
Santos average realised gas price

(1) Source: Argus Monthly LNG (average of Japan, Taiwan & South Korea ex-ship spot and contract prices)

(2) Netback determination uses Santos assumed range of costs for shipping and liquefaction

Santos

Santos' Leading CSG Acreage Position

Denison
- 0.8 million acres (net)
- Exploration stage
- Same coals as Fairview

Greater Fairview
- 0.8 million acres (net)
- 70 TJ/d production
- Wells up to 10 TJ/d

Greater Roma
- 1.4 million acres (net)
- High quality resource
- Active pilot program



100 km
Bowen Basin
Gladstone
Queensland
Brisbane
Surat Basin
Santos has captured 50-70 tcf of potential resource
New South Wales
Gunnedah Basin
Newcastle

Greater Scotia
- 0.5 million acres (net)
- 27 TJ/d production
- Production since 2002

Gunnedah
- 4.8 million acres (gross)
- 20 core holes in 18 months
- Leverage to NSW markets or potential longer term LNG

Legend
- Santos Acreage
- Oil Pipeline
- Gas Pipeline

Santos: a Leader in Coal Seam Gas


Santos CSG reserves growth
actual
forecast
25
20
15
10
5
0
tcf
2006
2007
2009
2013
3P reserves
High side contingent resource


Santos operates 2 of top 5 fields
Coal Seam Gas Production
Production (mmcf/day)
55
50
45
40
35
30
25
20
15
10
5
0
Fairview
Moranbah
Spring Gully
Bowyndale Sth
Scotia
Dawson
Peat
Kogan North
Tipton West
Daandine
Dawson Valley
Argyle

Source: Energy Quest, November 2007

Santos

Santos: Leader in East Australian Gas


Santos Non-CSG East Australian gas reserves and resources
3
2.5
2
1.5
1
0.5
0
tcf
2P
Mean contingent resource (2C)


Mt Isa
Gladstone
Fairview
Scotia
Ballera
Moomba
Brisbane
Pt Bonython
Sydney
Adelaide
Canberra
Melbourne
Longford
Kipper
Casino

- Post 2010, 92% of **existing** contracted volumes are subject to price review
- All **new** contracts are either short-term or subject to price review

Santos

Implications for Value of Santos


Eastern Australia gas value
$/GJ
14
12
10
8
6
4
2
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
Broker LNG price forecasts, netted back to plant inlet value[1]
Broker EA gas price forecasts
Consensus
High
Low

[1] Broker oil price forecasts converted to landed LNG price by application of recent contract prices reported by Poten Partners, with highest and lowest estimates omitted, and Santos' estimates of shipping and liquefaction costs

Santos

Gladstone LNG: Transforming Santos

- GLNG exposes Santos' large scale gas resources to international markets:
  - Access LNG pricing
  - Access LNG market volumes
  - Access higher rates
- CSG resources:
  - Large position, captured early
  - Low development cost


100 km
Gladstone
Fairview
Roma
Queensland
Brisbane

Santos

Gladstone LNG: Progress & Milestones

Progress

- Freehold land acquired (up to 10 mtpa)
- Queensland significant project status
- Pre-FEED marine studies complete
- Environmental applications lodged
- Strong interest from potential partners: evaluation underway
- Strong interest from potential off-takers
- Strong interest from EPC contractors
- Rig alliance for 3 new-build rigs, 6 running in total


LNG
Coal Export

Milestones

- Pre-FEED contracts to be awarded Q1 2008
- Enter FEED by end 2008
- FID by end 2009
- First LNG by end 2013/early 2014

Santos

PNG LNG Takes Shape

The PNG LNG Project has built significant momentum...

- Pre FEED work on 6.3 mtpa plant completed
- Material ramp up of project team and expenditure
- Joint venture alignment and key commercial terms near complete
- Marketing ready to commence
- Strong PNG Government support
  - close out of fiscal terms being the outstanding step before FEED


Juha
Hides & Angore
Kutubu & Agogo
Gobe
LNG Plant
Port Moresby

Legend
- Gas processing facility
- Gas pipeline
- Condensate pipeline

...and is poised to enter FEED

Santos

Webcast Agenda

John Ellice-Flint
CEO & Managing Director

- Result highlights, summary and outlook
- 2007 performance
- Key strategic value drivers
  - Eastern Australian gas
  - LNG
- ▶ **Delivering the strategy**
- Conclusion

Santos

Catalysts for 2008/09

Timeline: 2008 · 2009 · 2010 · 2011 · 2012 · 2013 · 2014

> A$1bn	
GLNG	FEED Q4 '08 FID Q4 '09 … Start Up
	→ Partner selection and Reserves build confirmed by YE08
PNG LNG	FEED Q1 '08 FID 2H '09 … Start Up
A$500m – A$1bn	
Chim Sao (Blackbird Dua – Vietnam)	FEED Q1, FID 2H '08 … Start Up
Cooper Oil (Onshore oil programme)	Drilling Inventory Build
< A$500m	
Henry (Victoria Domestic Gas)	FID Q4 '07 Start Up
Reindeer (WA Domestic Gas)	FID Q1 '08 … Start Up
Kipper (Victoria Domestic Gas)	FID Q4 '07 … Start Up
Oyong Ph I (Indonesia Domestic Gas)	FID Q4 '07 Start Up

Santos

Delivery Track Record in 2007

Santos awarded Indian exploration acreage
February 2007

Santos proposes multi-billion dollar Gladstone LNG project
July 2007

SA Govt decision to remove Santos 15% shareholder cap
October 2007

Extension to Cooper Basin Ethane Contract
May 2007

Commencement of FEED for Reindeer Field
August 2007

Henry Gas Field Project Sanctioned
November 2007

Santos successfully completes $300m share buy-back
May 2007

First oil from Oyong development
September 2007

Kipper project sanctioned
December 2007

Santos

Webcast Agenda

John Ellice-Flint
CEO & Managing Director

- Result highlights, summary and outlook
- 2007 performance
- Key strategic value drivers
  - Eastern Australian gas
  - LNG
- Delivering the strategy
- ▶ Conclusion

Santos

Transforming Santos: a Leader in Asian Energy


A leader in Australia
Legacy assets in exploitation phase, price growth
Emerging Player in LNG
Series of growth assets for globally priced gas
Building Asian Position
Extending franchise

Reference Slides

2008 Forward Exploration Schedule

Well Name	Basin / Area	Target	Upside Resource Potential (mmboe)			Santos Interest	Timing
			0 – 50	50 - 100	100 - 500	%	
Hatia 1	Bay of Bengal / Bangladesh	Gas			✓	37.5	Q1 08
Johnson 1	Barrow / Australia	Oil	✓			37.5	Q2 08
Chim Ung 1	Nam Con Son / Vietnam	Oil			✓	37.5	Q2 08
Chim Cong 1	Nam Con Son / Vietnam	Oil		✓		37.5	Q2 08
Charon 1	Houtman / Australia	Oil			✓	33	Q2 08
Jarver 1	Sorell / Australia	Gas			✓	55	Q2 08
Pecten East 1	Otway / Australia	Gas	✓			50	Q2 08
Netherby	Otway / Australia	Gas	✓			50	Q3 08
Frigate Deep 1	Bonaparte / Australia	Gas	✓			100	Q3 08
Ichthys North 1	Browse / Australia	Gas			✓	30	Q3 08
Tuzluk 1	Fergana / Krygyzstan	Oil	✓			70	Q3 08
Soh 1	Fergana / Krygyzstan	Oil	✓			70	Q4 08
Pare 1	East Java / Indonesia	Gas	✓			45	Q4 08
Ubur Ubur 1	East Java / Indonesia	Gas	✓			45	Q4 08
South East July 1	Gulf of Suez / Egypt	Oil			✓	100	Q4 08

The exploration portfolio is continuously being optimised therefore the above program may vary as a result of rig availability, drilling outcomes and maturation of new prospects

Vietnam Update

Exploration and Development Timeline



2006
2007
2008
2009
2010
Country Entry
Exploration
Seismic
Development
Production
Block 12
Block 12
Block 101
Block 12, 101
Block 12
Block 12
Country/Basin Entry
Seismic Program
1st Production
Well
Scheduled Well
Oil Discovery
FID

Santos

East Java Portfolio Update


Java Sea
0
50
Kilometres
Wortel
Online Q2 2010
Avg Production 40 - 60mmscf/d
(Subject to FID)
Oyong
Online September 2007
45% Working Interest
Avg Production 8,000bbls/d
Kangean Islands
Madura Offshore PSC
Maleo
Online September 2006
75% Working Interest
Avg Production 80mmscf/d
Surabaya
Area II
Area I
Brantas PSC
Central Java
Area IV
Area V
Area III
North Bali I PSC
Bali Sea
East Java
Oyong Ph 2
(Gas to Grati Power Station)
Online Q3 2009
Avg Production 56mmscf/d
Bali

Santos

Mutineer–Exeter Production Update

- Reduced oil rates since December 2007
  - electrical damage to FPSO swivel impacted sub sea pumps
- Shut-down for temporary repairs early February 2008
  - Leased facility: opex relief, repair capex not to JV account
  - Full repair planned end 2008
- On-line late March at ~ 20 to 22,000 bopd gross
- Workovers in Q2 2008 to increase production by ~ 2 to 4,000 bopd gross



Santos

Darwin LNG Train 1 Update

- Increase in Santos Equity
  - 10.64% to 11.39%
- Above budget 2007 production
- Excellent operating efficiency
- Optimisation studies commenced to investigate de-bottlenecking opportunities



Santos

Darwin LNG Train 2 Update

- Key seismic appraisal results on track to allow greater clarity on LNG growth options
- 6,000 km² 3D over Barossa/Caldita and Evans Shoals processed (Q2 2008)
- 820 km² over Petrel processed (Q2 2008)
- Material equity positions
- Alignment with ConocoPhillips
- Strong international interest


Santos 40%
ConocoPhillips (Op) 60%
Sunrise
Barossa
Evans Shoal
Caldita
Santos (Op) 40%
Shell 25%
Petronas 25%
Osaka Gas 10%
Bayu Undan
Petrel
Santos 100%
Darwin
Petrel
Tern
0 100
Kilometres
Legend
Santos Acreage
Gas Pipeline
Gas Field
Prospect

Santos

Reindeer Gas Project Update

Sanction of New Domestic Gas Processing Hub 1Q08

- Santos 45%
- New onshore gas plant at Devils Creek, 40km SW of Dampier
- Facilities comprise
  - Offshore gas platform
  - 105km 16" subsea pipeline
  - Onshore gas processing (215 TJ/d)
  - Connection to Dampier – Bunbury natural gas pipeline
- Gross recoverable resource 410 to 640 PJ
- Project Status and Milestones
  - Sanction end Q1 2008
  - First Gas H2 2010



Santos

Significant Items

	2007		2006	
	Pre-tax	Post-tax	Pre-tax	Post-tax
Impairment write-down	-	-	(16)	(14)
Gain on asset sales	33	33	42	41
USA sale	(68)	(68)	-	-
Bayu Undan redetermination	47	33	-	-
Sidoarjo mudflow incident	(8)	(8)	(67)	(67)
Moonie pipeline incident	(38)	(26)	-	
Embedded derivatives	(12)	(8)	19	14
Total	(46)	(44)	(22)	(26)

Santos

Sidoarjo Mudflow Incident

		Estimated Costs Expensed $m	Insurance Accrual $m	Net $m
December 2007	Pre-tax	97	22	75
	Post-tax	97	22	75
December 2006	Pre-tax	89	22	67
	Post-tax	89	22	67
Change	Post-tax	8	-	8

Santos

EBITDA reconciliation

$m	2007
EBITDA[1] as reported	**1,496**
Amounts typically treated as "below the line":	
USA loss on sale	68
Gain on asset sales	(33)
Moonie pipeline incident, excluding accelerated depreciation	24
Bayu Undan redetermination	(47)
Embedded derivatives revaluation loss	12
Sidoarjo mud flow incident	8
EBITDA adjusted	**1,528**

[1] Earnings Before Interest, Tax, Depreciation, Depletion and Amortisation

Santos

Underlying Profit

$m	2007	2006
NPAT	**441**	**643**
Significant Items:		
Impairment write-down	-	14
Gain on asset sales	-	(41)
USA loss on sale	68	-
Sidoarjo mud-flow incident	8	67
Gain on sale investments	(33)	-
Moonie pipeline incident costs	26	-
Embedded derivatives revaluation loss/(gain)	8	(14)
Bayu-Undan re-determination	(33)	-
Underlying profit	**485**	**669**

Santos

2008 Sensitivities

Sensitivity	Change	NPAT impact (A$m)
US dollar oil price	US$1/bbl	13
A$/US$ exchange rate	1 cent	10
Interest rates	1%	15

Santos

Prices & Exchange Rates

	2007	2006	Change %
Realised Oil Price (US$/bbl)	80.35	67.71	19
Realised Oil Price (A$/bbl)	92.10	89.35	3
Average Gas Price A$/GJ	3.95	3.71	6
A$/US$ Exchange Rate (after hedging)	87.24	75.78	(15)

Santos

END